0 82-04980

(A free translation of the original in Portuguese)

CTEEP - Companhia de Transmissão de Energia Elétrica Paulista



**Quarterly Information (ITR) at
June 30, 2008
and Report of Independent Accountants
on Limited Review**



08004943

 **PRICEWATERHOUSECOOPERS** 🅜

PricewaterhouseCoopers
Av. Francisco Matarazzo, 1400
Torre Torino
Caixa Postal 61005
05001-903 São Paulo, SP - Brasil
Telefone (11) 3674-2000
www.pwc.com/br

(A free translation of the original in Portuguese)

Report of Independent Accountants on the Limited Review

To the Board of Directors and Shareholders
CTEEP - Companhia de Transmissão de
Energia Elétrica Paulista

1 We have reviewed the accounting information included in the Quarterly Information (ITR) of
   CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, for the quarter ended
   June 30, 2008, comprising the balance sheet, the statements of income, of cash flows and of
   added value, the performance report and the explanatory notes. This Quarterly Information is
   the responsibility of the Company's management.

2 Our review was carried out in accordance with specific standards established by the Institute
   of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting
   Council (CFC) and mainly comprised: (a) inquiries of and discussions with management
   responsible for the accounting, financial and operating areas of the Company with regard to
   the main criteria adopted for the preparation of the Quarterly Information and (b) a review of
   the significant information and of the subsequent events which have, or could have,
   significant effects on the financial position and operations of the Company.

3 Based on our review, we are not aware of any material modifications that should be made to
   the accounting information included in the Quarterly Information referred to above in order
   that it be stated in accordance with the standards issued by the Brazilian Securities
   Commission (CVM) applicable to the preparation of Quarterly Information, including CVM
   Instruction 469/08.

4 As mentioned in Note 2, Law no. 11638 was enacted on December 28, 2007 and is effective
   as from January 1, 2008. This law amended, revoked and introduced new provisions to
   Law 6404/76 (Brazilian Corporation Law) and changed the accounting practices adopted in
   Brazil. Although this law is already effective, the main changes introduced by it depend on

PRICEWATERHOUSECOOPERS ▣

CTEEP - Companhia de Transmissão de
Energia Elétrica Paulista

regulations to be issued by the regulatory agencies for them to be implemented by the companies. Accordingly, during this phase of transition, the CVM, through its Instruction 469/08, did not require the implementation of all the provisions of Law 11638/07 in the preparation of the Quarterly Information. As a result, the accounting information included in the Quarterly Information for the quarter ended June 30, 2008 was prepared in accordance with specific CVM instructions and does not contemplate all the changes in accounting practices introduced by Law 11638/07.

5   As described in Note 29, in accordance with the decision of the 49th Labor Court of the State of São Paulo, as from September 2005, Fundação CESP started to process the complementary pension plan beneficiary's payroll ruled by Law no. 4819/58, with funds transferred by the Company, in the same manner as carried out until December 2003. In January 2006, the Attorney-General of the State of São Paulo started to understand that the responsibility of the State Government is restricted to the state legal limits determined for retirement benefit payments. From this date onwards, the State Government started to disallow a portion of the funds transferred to the Company. The Company's management, supported by its legal advisors, understands the responsibility for the payment of benefits related to this complementary pension plan is the full responsibility of the State Government; accordingly, it does not record in the Company's financial statements any liability referring to this plan.

São Paulo, August 7, 2008

PricewaterhouseCoopers
Auditores Independentes
CRC 2SR000160/O-5

Sérgio Eduardo Zamora
Contador CRC 1SP168728/O-4

3

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01- IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

4 - State Registration Number - NIRE
353.001.705-71

01.02 - HEAD OFFICE

1 - ADDRESS			2 - SUBURB OR DISTRICT	
Rua Casa do Ator, 1155			Vila Olímpia	

3 - POSTAL CODE	4 - MUNICIPALITY		5 - STATE
04546-004	São Paulo		SP

6 - AREA CODE	7 - TELEPHONE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEX
11	3138-7560	3138-7559	-	

11 - AREA CODE	12 - FAX	13 -FAX	14 -FAX	
11	3138-7161	-	-	

15 - E-MAIL
ri@isacteep.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 - NAME
José Sidnei Colombo Martini

2 - ADDRESS			3 - SUBURB OR DISTRICT	
Rua Casa do Ator, 1155 - 10o. andar			Vila Olímpia	

4 - POSTAL CODE	5 - MUNICIPALITY		6 - STATE
04546-004	São Paulo		SP

7 - AREA CODE	8 - TELEPHONE	9 - TELEPHONE	10 - TELEPHONE	11 - TELEX
11	3138-7560	3138-7559	-	

12 - AREA CODE	13 - FAX	14 - FAX	15 - FAX	
11	3138-7161	-	-	

16 - E-MAIL
ri@isacteep.com.br

01.04 - GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER		
1 - BEGINNING	2 - END	3- QUARTER	4 - BEGINNING	5 - END	6 - QUARTER	7 - BEGINNING	8 - END
1/1/2008	12/31/2008	2	4/1/2008	6/30/2008	1	1/1/2008	3/31/2008

9 - INDEPENDENT ACCOUNTANT	10 - CVM CODE
PricewaterhouseCoopers Auditores Independentes	00287-9

11 - PARTNER RESPONSIBLE	12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE
Sérgio Eduardo Zamora	107.092.038-02

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01.01- IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

01.05 - CAPITAL COMPOSITION

Number of shares (Thousands)	Current Quarter 6/30/2008	Prior quarter 3/31/2008	Same quarter in prior year 6/30/2007
Paid-up capital			
1 - Common	62,559	62,559	62,558,663
2 - Preferred	86,726	86,726	86,726,372
3 - Total	149,285	149,285	149,285,035
Treasury Stock			
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY
Commercial, Industrial and Other
2 - SITUATION
Operating
3 - NATURE OF OWNERSHIP
Local Private
4 -ACTIVITY CODE
1120 - Electric energy
5 - MAIN ACTIVITY
Electric energy transmission
6 - TYPE OF CONSOLIDATION
Not presented
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT
Without exceptions

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL STATEMENTS

1 - ITEM	2 - CNPJ	3 - NAME

01.08 - DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 - TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	04/09/2008	Dividend	04/18/2008	ON	0.4488060000
02	RCA	04/09/2008	Dividend	04/18/2008	PN	0.4488060000
03	RCA	06/30/2008	Interest on own capital	07/17/2008	ON	0.3906040000
04	RCA	06/30/2008	Interest on own capital	07/17/2008	PN	0.3906040000
05	RCA	06/30/2008	Dividend	07/17/2008	ON	0.9712970000
06	RCA	06/30/2008	Dividend	07/17/2008	PN	0.9712970000

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2008

01.01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registration Number - CNPJ
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELETR. PAULISTA	02.998.611/0001-04

01.09 - CAPITAL SUBSCRIBED AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 -NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (THOUSAND)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE
8/7/2008	

3

(A free translation of the original in Portuguese)
**FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES**

Unaudited

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

02.01 - Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 - 6/30/2008	4 - 3/31/2008
1	Total assets	5,565,944	5,470,422
1.01	Current assets	616,469	575,486
1.01.01	Cash and cash equivalents	254,191	200,306
1.01.02	Receivables	311,747	327,728
1.01.02.01	Trade accounts receivable	244,435	262,783
1.01.02.02	Sundry receivables	67,312	64,945
1.01.02.02.01	Amounts receivable from the State Finance Department	17,629	16,652
1.01.02.02.02	Deferred income tax and social contribution	11,125	6,263
1.01.02.02.03	Taxes and contributions to be offset	3,539	3,734
1.01.02.02.04	Taxes recoverable	28,832	28,832
1.01.02.02.05	Prepaid expenses	6,187	9,464
1.01.03	Inventories	29,878	32,759
1.01.04	Other	20,653	14,693
1.02	Non-current assets	4,949,475	4,894,936
1.02.01	Long-term receivables	767,865	731,799
1.02.01.01	Sundry receivables	761,713	725,119
1.02.01.01.01	Trade accounts receivable	60,213	40,962
1.02.01.01.02	Amounts receivable from the State Finance Department	375,116	344,809
1.02.01.01.03	Deferred income tax and social contribution	79,321	85,559
1.02.01.01.04	Pledges and restricted deposits	51,059	50,578
1.02.01.01.05	Prepaid expenses	4,844	4,844
1.02.01.01.06	Taxes recoverable	191,160	198,367
1.02.01.02	Receivables from related parties	0	0
1.02.01.02.01	Associated and similar companies	0	0
1.02.01.02.02	Subsidiaries	0	0
1.02.01.02.03	Other related parties	0	0
1.02.01.03	Other	6,152	6,680
1.02.02	Permanent assets	4,181,610	4,163,137
1.02.02.01	Investments	1,501	1
1.02.02.01.01	In associated and similar companies	0	0
1.02.02.01.02	In associated and similar companies - goodwill	0	0
1.02.02.01.03	In subsidiaries	1,501	1
1.02.02.01.04	In subsidiaries - goodwill	0	0
1.02.02.01.05	Other investments	0	0
1.02.02.02	Property, plant and equipment	4,120,100	4,102,953
1.02.02.03	Intangible assets	57,600	57,600
1.02.02.04	Deferred charges	2,409	2,583

(A free translation of the original in Portuguese)
**FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES**

Unaudited

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

02.02 - Balance Sheet - Liabilities and Shareholders' Equity (R$ thousand)

1 - Code	2 - Description	3 - 6/30/2008	4 - 3/31/2008
2	Total liabilities and shareholders' equity	5,565,944	5,470,422
2.01	Current liabilities	540,178	396,571
2.01.01	Loans and financing	176,310	152,602
2.01.02	Debentures	0	0
2.01.03	Suppliers	24,919	32,494
2.01.04	Taxes, charges and contributions	52,422	66,482
2.01.04.01	Taxes payable	22,954	33,387
2.01.04.03	Regulatory charges payable	29,468	33,095
2.01.05	Dividends payable	207,353	65,436
2.01.05.01	Interest on own capital	59,587	62,868
2.01.05.02	Dividends	147,766	2,568
2.01.06	Provisions	34,944	30,936
2.01.07	Payables to related parties	0	0
2.01.08	Other	44,230	48,621
2.01.08.01	Amounts payable - Fundação CESP	4,176	5,382
2.01.08.02	Insurance payable	0	1,900
2.01.08.03	Other	40,054	41,339
2.02	Non-current liabilities	936,960	901,521
2.02.01	Long-term liabilities	861,943	822,257
2.02.01.01	Loans and financing	561,343	500,975
2.02.01.02	Debentures	0	0
2.02.01.03	Provisions	176,701	175,247
2.02.01.04	Payables to related parties	0	0
2.02.01.05	Advance for future capital increase	0	0
2.02.01.06	Other	123,899	146,035
2.02.01.06.01	Amounts payable - Fundação CESP	99,817	113,654
2.02.01.06.02	Special liabilities - Rever./Amortization	24,053	24,053
2.02.01.06.04	Other	29	8,328
2.02.02	Deferred income	75,017	79,264
2.04	Shareholders' equity	4,088,806	4,172,330
2.04.01	Paid-up capital	462,000	462,000
2.04.02	Capital reserves	2,824,374	2,824,374
2.04.02.01	Donations and investment subsidies	0	0
2.04.02.02	Remuneration - Property, plant and equipment in progress with own capital	0	0
2.04.02.03	Tax incentives - Amazon Investment Fund (FINAM)	0	0
2.04.03	Revaluation reserves	0	0
2.04.03.01	Own assets	0	0
2.04.03.02	Subsidiary, associated and similar companies	0	0
2.04.04	Revenue reserves	178,960	179,511
2.04.04.01	Legal	92,400	92,400
2.04.04.02	Statutory	46,200	46,200
2.04.04.03	Contingencies	0	0
2.04.04.04	Unrealized profits	40,360	40,911
2.04.04.05	Retention of profits	0	0
2.04.04.06	Special for undistributed dividends	0	0
2.04.04.07	Other revenue reserves	0	0
2.04.05	Retained earnings/accumulated deficit	622,806	705,779
2.04.06	Advance for future capital increase	666	666

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELETR. PAULISTA	02.998.611/0001-04

03.01 - Statement of Income (R$ thousand)

1 - Code	2 - Description	1 - 4/1/2008 to 6/30/2008	2 - 1/1/2008 to 6/30/2008	3 - 4/1/2007 to 6/30/2007	4 - 1/1/2007 to 6/30/2007
3.01	Gross sales and/or service revenues	413,988	845,036	378,985	738,028
3.01.01	Electricity network usage revenues	409,819	837,159	373,283	730,683
3.01.02	Other revenues	4,169	7,877	3,702	7,345
3.02	Deductions from gross revenues	(54,352)	(109,784)	(58,652)	(117,318)
3.02.01	Social Contribution on Revenues (COFINS)	(16,644)	(33,700)	(15,780)	(30,613)
3.02.02	Social Integration Program (PIS)	(3,610)	(7,308)	(3,422)	(6,639)
3.02.03	Fuel Consumption Account (CCC)	(7,820)	(15,862)	(16,382)	(34,085)
3.02.04	Energy Development Account (CDE)	(8,582)	(17,409)	(9,879)	(20,541)
3.02.05	Global Reversion Reserve (RGR)	(10,834)	(21,667)	(8,927)	(17,853)
3.02.06	Research and Development (PAD)	(4,060)	(7,854)	(2,853)	(5,810)
3.02.07	Alternative Sources of Electric Energy (PROINFA)	(2,580)	(5,171)	(2,246)	(5,246)
3.02.08	Services Tax (ISSQN)	(82)	(138)	(58)	(109)
3.02.09	Regulatory asset	0	0	896	3,358
3.02.10	Other charges	(160)	(676)	0	0
3.03	Net sales and/or service revenues	359,636	735,252	318,333	620,710
3.04	Cost of sales and/or services	(69,923)	(138,048)	(99,388)	(195,736)
3.05	Gross profit	289,713	597,204	218,945	424,974
3.06	Operating expenses/income	(105,336)	(193,636)	(18,700)	17,576
3.06.01	Selling	0	0	0	0
3.06.02	General and administrative	(34,766)	(53,288)	(25,471)	(59,421)
3.06.02.01	Management fees	(109)	(154)	(79)	(132)
3.06.02.02	Other general and administrative expenses	(34,677)	(53,134)	(25,392)	(59,289)
3.06.03	Financial	(70,550)	(140,350)	8,771	78,997
3.06.03.01	Financial income	13,593	26,324	13,627	85,827
3.06.03.02	Financial expenses	(84,143)	(166,674)	(4,856)	(8,830)
3.06.04	Other operating income	0	0	0	0
3.06.05	Other operating expenses	0	0	0	0
3.06.06	Equity in the results of investees	0	0	0	0
3.07	Operating results	184,377	403,568	202,245	442,550
3.08	Non-operating results	2,689	5,553	(112)	81,146
3.08.01	Income	2,699	5,606	1	81,159
3.08.02	Expenses	(10)	(53)	(113)	(13)
3.09	Profit before taxation and profit sharing	187,066	409,119	202,133	523,696
3.10	Provision for income tax and social contribution	(57,364)	(140,691)	(27,864)	(29,527)
3.11	Deferred income tax	(1,375)	21,417	(39,613)	(132,048)
3.12	Statutory profit sharing and contributions	0	0	0	0

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited
Corporate Legislation
June 30, 2008

01 - IDENTIFICATION

1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01637-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

1 - Code	2 - Description	1 - 4/1/2008 to 6/30/2008	2 - 1/1/2008 to 6/30/2008	3 - 4/1/2007 to 6/30/2007	4 - 1/1/2007 to 6/30/2007
3.12.01	Profit sharing	0	0	0	0
3.12.02	Contributions	0	0	0	0
3.13	Reversal of interest on own capital	58,311	119,842	0	0
3.15	Net income (loss) for the period	186,638	409,687	134,658	362,121
	NUMBER OF SHARES (THOUSAND), EXCLUDING TREASURY STOCK	149,285	149,285	149,285,035	149,285,035
	NET INCOME PER SHARE - R$	1.25021	2.74433	0.00090	0.00243
	LOSS PER SHARE - R$				

(A free translation of the original in Portuguese)

Unaudited

Corporate Legislation
June 30, 2008

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION		
1 - CVM CODE	**2 - COMPANY NAME**	**3 - National Corporate Taxpayers' Registry (CNPJ)**
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

1.   **Operations**

1.1   **Objective**

CTEEP – Companhia de Transmissão de Energia Elétrica Paulista ("CTEEP" or the "Company"), a publicly-traded company, is authorized to operate as an electric power public service concessionaire, and is principally engaged in the planning, construction and operation of electric power transmission systems, as well as in research and development programs related to energy transmission and other activities related to available technology. The Company's activities are regulated and inspected by the National Electric Power Agency (ANEEL).

The Company originated from the partial spin-off of CESP - Companhia Energética de São Paulo, and started its commercial operations as of April 1, 1999. On November 10, 2001, EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., derived from the partial spin-off of Eletropaulo - Eletricidade de São Paulo S.A., was merged into the Company.

In a privatization auction held on June 28, 2006, on the São Paulo Stock Exchange (BOVESPA), pursuant to Notice SF/001/2006, the São Paulo State Government, which was the majority shareholder up to then, sold 31,341,890,064 of its common shares, which account for 50.10% of the common shares issued by CTEEP. The winner of the auction was Interconexión Eléctrica S.A. E.S.P.

The financial settlement of the transaction took place on July 26, 2006, with the resulting transfer of the ownership of the aforementioned shares to ISA Capital do Brasil S.A., a Brazilian company controlled by Interconexión Eléctrica S.A. E.S.P., established to operate in Brazil, thus becoming CTEEP's controlling shareholder. This transaction was approved by ANEEL on July 25, 2006, pursuant to Authorizing Resolution no. 642/06, published in the Official Gazette on July 26, 2006.

On September 12, 2006, ISA Capital do Brasil S.A. purchased another 10,021,687 common shares issued by CTEEP, held by the Government of the State of São Paulo, and became the holder of 31,351,911,751 common shares.

(A free translation of the original in Portuguese)

Unaudited

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	**2 - COMPANY NAME**	**3 - National Corporate Taxpayers' Registry (CNPJ)**
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

On January 9, 2007, ISA Capital do Brasil S.A. acquired, through a public offering auction for the acquisition of shares held on BOVESPA, 24,572,554,070 common shares issued by CTEEP, corresponding to 39.28% of the total of this type of shares, pursuant to the public offering notice published on December 4, 2006.

As a result of this acquisition, ISA Capital do Brasil S.A. became the holder of 89.40% of the voting capital and 37.46% of the total capital of CTEEP. Thus, after the reverse stock split on July 12, 2007 (Note 20(c)), of a total of 62,558,662 common shares, 55,924,465 are held by ISA Capital do Brasil S.A.

The Company's shares are traded on BOVESPA. Additionally, CTEEP has a Rule 144A American Depositary Receipts (ADRs) program in the United States. The depositary bank for the ADRs is the Bank of New York, and the custodian bank is Banco Itaú S.A.

1.2   Concessions

Through Ordinance 185, of June 6, 2001, of the Ministry of Mines and Energy (MME), as from July 8, 1995, the concession period of the Company to explore public service of electric energy transmission, including basic network and Other Transmission Facilities (DIT) was extended for 20 years.

As a result, on June 20, 2001, the Contract of Concession of Public Service for the Transmission of Electric Energy 059, was signed between the Company and the Conceding Power, through ANEEL.

The mentioned concession contract was amended on December 14, 2001, due to the merger of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A., by the Company. The initially negotiated conditions were maintained, except for the maintenance of the level of the Allowed Annual Revenue (RAP), that has been reduced by approximately 0.58%, in July 2002, and by 3.56%, in July 2003, equivalent to 50% of the efficiency gains expected with the merger, the effects of which have been recognized in ANEEL Resolutions, for those dates.

(A free translation of the original in Portuguese)

Unaudited

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	**2 - COMPANY NAME**	**3 - National Corporate Taxpayers' Registry (CNPJ)**
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

Due to the acquisition of the shareholding control of CTEEP by ISA Capital do Brasil S.A., on June 28, 2006, the Second Amendment Term to the Concession Contract 059/2001 - ANEEL of CTEEP was signed, on January 29, 2007, in order to reflect this reality of the new controlling shareholder. In this amendment, the conditions initially negotiated were maintained and a clause added defining that the goodwill paid in the auction, as well as the special liabilities and the amounts arising from the State Law 4819/58 determined in the Sale Notice SF/001/2006, will not be considered by ANEEL for evaluation of the financial and economic balance of the concession. Also due to this addendum, ISA Capital do Brasil S.A. and Interconexión Eléctrica S.A. E.S.P. (Colombia) are committed to increase capital in CTEEP.

With an offer of R$ 28.9 million, the Company bought batch A of the ANEEL auction 004/2007. This batch comprises the transmission lines Colinas - Ribeiro Gonçalves C2 and Ribeiro Gonçalves - São João do Piauí C2, both of 500 kV, totaling about 720 km of extension, and will be operated by Interligação Elétrica Norte e Nordeste S.A. ("IENNE"), company formed on December 3, 2007.

With an offer of R$ 29.3 million, the Company bought the following batches of ANEEL auction 004/2008:

Batch	Composition	Tension (kV)
E	Transmission line Interlagos - Piratininga II (SP)	345
	Substation Piratininga II (SP)	345/138/88
F	Transmission line Nova Santa Rita - Scharlau (RS)	230
	Substation Scharlau (RS)	230/138
H	Substations Mirassol II, Getulina and Araras (SP)	440/138
I	Transmission line Joinville Norte (SC) - Curitiba C2 (PR)	230
	Transmission line Jorge Lacerda B - Siderópolis C3 (SC)	230
	Substation Forquilhinha (SC)	230/69
K	Substation Atibaia II (SP)	345/138

All the transmission lines total approximately 174 km, and the installations shall start operations 18 months after the Concession Contract signature.

(A free translation of the original in Portuguese)

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FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

To operate the installations related to these batches, on July 22 and 23, 2008 the companies Interligação Elétrica Pinheiros S.A.and Interligação Elétrica Sul S.A, were constituted.

1.3 Corporate restructuring

The Board of Directors' meeting held on February 11, 2008 approved the corporate restructuring involving CTEEP, ISA Capital do Brasil ("ISA Brasil") and ISA Participações do Brasil Ltda. ("ISA Participações"). The National Electric Power Agency (ANEEL) authorized this restructuring through ANEEL Resolution no. 1164 of December 18, 2007.

The objective of this corporate restructuring is to improve the capitalization and cash flow conditions resulting from the use of the tax benefit in CTEEP, amounting to R$ 232,005, referring to the goodwill paid by ISA Brasil in the process of acquiring the share control of CTEEP and includes the following stages:

(a) Capital subscription of ISA Brasil in a vehicle company, ISA Participações, with the conveyance of shares held in the capital of CTEEP to the capital of ISA Participações.

(b) Constitution of a provision amounting to R$ 450,363 in ISA Participações, corresponding to the difference between the goodwill paid of R$ 682,368 and the tax benefit of R$ 232,005.

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Corporate Legislation
June 30, 2008

**FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES**

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

**04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)**

(c)   CTEEP merger of ISA Participações net assets, in the amount of R$ 232,005, represented by the tax benefit amount previously mentioned, which, in accordance with the requirements of CVM Instruction 319/99 was recorded as a corresponding entry to the special goodwill on merger reserve account, in shareholders' equity.

1.4   Risk factors and risk management

Due to its activities, the Company's Management assumes risks inherent to its operations related to the market, current legislation, reputation, operating and management systems, solvency, credit, liquidity, currency fluctuations, use of collateral operations, guarantees etc., besides the risks outside its control such as moratorium, partial or total closing of markets, change in the monetary policy and sovereign risk of the country.

The monitoring of the mentioned risks is the responsibility of the entity managers, using techniques, analyses and controls to minimize their effects, which, however, does not guarantee the full elimination of the inherent risk factors to which the Company is subject.

2.   Presentation of the Quarterly Information (ITR)

The Quarterly Information (ITR) was prepared in accordance with accounting practices adopted in Brazil, taking the following into consideration:

.   Law no. 6404/76, amended by Law no. 9457/97 and Law no. 10303/01, prior to the issue of Law 11638/07.

.   The standards and regulations of the Brazilian Securities Commission ("CVM").

.   The accounting practices issued by the Institute of Independent Auditors of Brazil ("IBRACON").

.   The standards of specific legislation issued by the National Electric Power Agency (ANEEL) applicable to electric power public service concessionaires, including SFF/ANEEL Circular Letters no. 2409 of November 14, 2007, 2396, of December 28, 2006, and 059, of January 11, 2007.

(A free translation of the original in Portuguese)

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BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

ANEEL published Order 3073 of December 28, 2006, that changed the standard in the accounting manual of the public service of electric energy, effective as from January 1, 2007, establishing the reclassification of the consumer charges: Program of Energy Efficiency, Energy Development Account (CDE), Fuel Consumption Account (CCC), Program for the Incentive of the Alternative Sources of Electric Energy (PROINFA) and Research and Development, from Operating Expenses to Deductions from Revenues.

Law no. 11638 was enacted on December 28, 2007, amending the Brazilian Corporation Law in relation to certain accounting practices as from the year starting January 1, 2008. The objective of this Law is mainly to update the Brazilian Corporation Law to allow convergence of accounting practices adopted in Brazil with international accounting standards, permitting new accounting rules and procedures to be issued by the Brazilian Securities Commission (CVM) in accordance with these international standards. Although the mentioned law is already effective, the main changes introduced by it depend on regulations to be issued by the regulatory agencies for them to be implemented by the companies. Accordingly, during this phase of transition, the CVM, through its Instruction 469 of May 2, 2008, did not require the implementation of all the provisions of Law 11638/07 in the preparation of the Quarterly Information. As a result, the Company decided to apply all the provisions of the mentioned Law only to the financial statements for the year ending December 31, 2008. Accordingly, the accounting information for this quarter was prepared in accordance with specific CVM instructions and does not contemplate all the changes in accounting practices introduced by Law 11638/07.

The main changes introduced by the law that may impact the annual financial statements of the Company include:

The issue of accounting standards by the Brazilian Securities Commission (CVM) for publicly-held companies subject to its regulation should be consistent with international standards.

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Corporate Legislation
June 30, 2008

**FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES**

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

**04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)**

. The Statement of Changes in Financial Position is replaced by the Statement of Cash Flows and the Statement of Added Value is included in the required set of financial statements.

. In permanent assets, the new law (i) creates the subgroup "Intangible Assets"; (ii) restricts the use of deferred charges to pre-operating expenses and additional restructuring costs; (iii) segregates intangible rights, including acquired goodwill, in Intangible assets; and (iv) includes assets arising from transactions which transfer to the company the benefits, control and risk thereof, regardless of whether there is a transfer of ownership.

. Creates, in shareholders' equity, the subgroup "Asset Valuation Adjustments", whose main purpose will be to record certain adjustments of assets to market value, particularly relating to the valuation of certain financial instruments, as well as the translation adjustments relating to foreign exchange rate changes on corporate investments abroad.

. Establishes new criteria for the classification and valuation of investments in financial instruments, including derivatives, and credit rights and notes, aligned with the international standard, which classifies these financial instruments into three categories, namely: Trading Securities, Securities Held for Sale and Securities to be Held to Maturity. The two first categories are valued at their market price and the last one at cost plus accrued income.

. Introduces the concept of Adjustment to Present Value for long-term asset and liability transactions and for significant short-term ones.

. Establishes that the company must periodically analyze the extent to which the amounts recorded in property, plant and equipment, intangible assets and deferred charges are recoverable. The CVM has already regulated this subject for publicly-held companies through the issue of CVM Resolution no. 527/07, which approved Statement 1 of the Brazilian Accounting Pronouncements Committee (CPC 1), which is in accordance with international accounting standards.

(A free translation of the original in Portuguese)

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FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

. Eliminates the possibility of carrying out spontaneous revaluations of property, plant and equipment. According to the new law, companies may choose to keep the existing balances, which should be realized in accordance with the current rules, or reverse these balances up to the end of 2008.

. Establishes that the company must record employee and management remuneration, even when it is in the form of financial instruments, such as shares or share purchase options.

. Changes commercial and tax accounting, establishing the possibility of companies adopting the provisions of the tax law for the commercial accounting, and subsequently making the necessary adjustments to comply with the corporate law.

In view of the extent and complexity of the alterations introduced by the new Law, management is analyzing its effects on the Company, emphasizing that the Company:
(i) adopts the practice of disclosing the Statements of Cash Flow and of Added Value,
(ii) segregates Intangible Assets in the financial statements, (iii) does not have significant amounts in the Quarterly Information to be adjusted to present value, and (iv) does not have assets arising from transactions which transfer to the Company the benefits, control and risk thereof, regardless of whether there is a transfer of ownership.

In September 2002, the Company adopted the Level-1 Corporate Governance Practices of BOVESPA. Accordingly, the Company, whose preferred shares are included in the BOVESPA index (IBOVESPA), was also included in the Corporate Governance Index (IGC).

The commitments assumed in the adoption of these corporate governance practices ensure greater transparency of the Company for the market, investors and shareholders, thus facilitating their monitoring of management actions.

3   Significant Accounting Practices

(a)   Determination of results of operations

Results of operations are determined on the accrual basis of accounting.

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Corporate Legislation
June 30, 2008

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(b) Accounting estimates

The preparation of the Quarterly Information in accordance with accounting practices adopted in Brazil requires management to use estimates to account for certain transactions affecting the Company's assets and liabilities, revenues and expenses, as well as the disclosure of information about the quarterly information data. The final results of these transactions and information, upon their actual realization in subsequent periods, may differ from the estimates. The principal estimates related to the Quarterly Information refer to the allowance for doubtful accounts, the provisions for contingencies and the Voluntary Termination Program (PDV).

(c) Financial charges and monetary/foreign exchange variations

Based on the provisions of Accounting Instruction 6.3.10, item 4, of the Accounting Manual for the Electric Energy Public Service, the interest and other financial charges, as well as monetary/foreign exchange variations, relating to financing obtained from third parties, effectively applied in property, plant and equipment in progress, comprise the costs recorded in this subgroup.

(d) Current and non-current assets

. Financial investments

Financial investments are stated at cost plus accrued income up to the balance sheet date (Note 4).

. Trade accounts receivable

Includes the amounts billed relating to the use of the basic network systems and other transmission facilities (DIT) by the electric power public service concessionaires and companies connected to these systems (Note 5).

16

(A free translation of the original in Portuguese)

Unaudited

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

. **Allowance for doubtful accounts**

Comprises amounts whose realization is considered improbable at the balance sheet date.

. **Inventories**

The materials in stock are valued and recorded at average cost of purchase, which does not exceed the replacement value.

. **Investment**

Represented by the participation in IENNE, formed in December 2007, which, while in the pre-operating phase, is accounted for at cost.

. **Property, plant and equipment**

The items that comprise the Company's property, plant and equipment are stated at cost of acquisition and/or construction, plus price-level restatements up to December 31, 1995, the Complementary Monetary Adjustment (CMC), introduced by Law no. 8200, of June 28, 1991, interest on shareholders' equity up to December 31, 1998, financial charges, monetary and foreign exchange variations on loans and financing linked to property, plant and equipment in progress; net of the accumulated depreciation and amortization.

Depreciation is computed on the straight-line basis, at annual rates that range from 2% to 8.3% for the assets of the transmission system, 10% for furniture and fixtures and 20% for vehicles, under the terms of ANEEL's Resolution no. 002, of December 24, 1997, amended by ANEEL's Resolution no. 44, of March 17, 1999. As from 2007, the depreciation is computed pursuant to ANEEL's Normative Resolution no. 240, of December 5, 2006.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

. **Other current and non-current assets**

Stated at net realizable value.

(e) Current and non-current liabilities

Stated at known or estimated amounts, including, when applicable, related charges and monetary or exchange rate variations incurred up to the balance sheet date.

(f) Provisions

Provisions are recorded based on an evaluation of the probability of loss of the ongoing lawsuits, supported by reports prepared by the legal counsel engaged by the Company.

(g) Income tax and social contribution

These are calculated in compliance with the provisions of applicable legislation, based on net income, adjusted by the inclusion of non-deductible expenses and the exclusion of non-taxable revenues and the inclusion and/or exclusion of temporary differences.

(h) Deferred income

Refers to the negative goodwill recorded on the purchase of 49% of the common shares of Empresa Paulista de Transmissão de Energia Elétrica S.A. (EPTE). These shares were held by the São Paulo State Finance Department and Companhia Paulista de Administração de Ativos (CPA) and were purchased on March 26, 1999 by Companhia Energética de São Paulo (CESP). Upon the partial spin-off of CESP, these shares and the negative goodwill were transferred to CTEEP. EPTE was merged into the Company on November 10, 2001.

This negative goodwill is being amortized monthly, on the straight-line basis, over the concession period of EPTE, the maturity of which is December 2012.

(A free translation of the original in Portuguese)

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FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(i)   Employee benefits

The Company sponsors pension and heath care plans for its employees, which are managed by Fundação CESP. The actuarial liabilities were calculated on the projected unit credit method, as set forth by CVM's Resolution no. 371, of December 13, 2000.

(j)   Cash flow

This statement is prepared in accordance with NPC 20 of the Institute of Independent Auditors of Brazil (IBRACON), considering the main operations which influenced the Company's cash and cash equivalents explained in Note 31.

(k)   Added value

This statement is prepared in accordance with the CVM Practice Bulletin 24/92 and the Directive Release 01/00. The template adopted is the one proposed by NBCT 3.7, approved by Resolution 1010/05 of the National Accounting Council (CFC), and presents the value of the wealth created by the Company and the manner in which this wealth was distributed among employees, government, external financers and shareholders, as explained in Note 32.

4   Cash and Cash Equivalents

	06.30.2008	03.31.2008
Cash and banks	1,514	737
Financial investments	252,677	199,569
	254,191	**200,306**

The financial investments refer to Bank Deposit Certificates and Debentures, whose yield is linked to the variation of the Interbank Deposit Certificate (CDI) and have daily liquidity.

(A free translation of the original in Portuguese)

Unaudited

Corporate Legislation
June 30, 2008

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

5   Trade Accounts Receivable

The Company's customers are concessionaries of public service of electric energy and free consumers, connected to the Company's facilities.

			06.30.2008	03.31.2008
	Current	Long-term	Total	Total
Basic network	220,115	60,161	280,276	278,009
Other Transmission Facilities (DIT)	24,320	52	24,372	25,736
	244,435	60,213	304,648	303,745

The trade accounts receivable are guaranteed by collaterals and/or accesses to current accounts operated by the National System Operator (ONS) or directly by the Company and are distributed by maturity as follows:

	06.30.2008	03.31.2008
Not yet due	258,823	291,593
Overdue		
Up to 30 days	11,377	14
From 31 to 60 days	22,315	5
Over 61 days	12,133	12,133
	45,825	12,152
	304,648	303,745

The increase in overdue trade accounts receivable refers to the judicial questioning by the customer on the definition of the obligation debtor, with no risk of loss for the Company.

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Corporate Legislation
June 30, 2008

**FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES**

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

**04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)**

6 Amounts Receivable - State Finance Department

	Current	Long-term	06.30.2008 Total	03.31.2008 Total
Agreement for the acknowledgement and consolidation of:				
Liabilities (i)	14,595	45,003	59,598	59,743
Payroll processing - Law 4819/58 (ii)		246,116	246,116	216,214
Sale of property (iii)	3,034	9,354	12,388	12,417
Labor proceedings - Law 4819/58 (iv)		74,643	74,643	73,087
Family allowance - Law 4819/58 (v)		2,218	2,218	2,218
Allowance for doubtful accounts		(2,218)	(2,218)	(2,218)
	17,629	**375,116**	**392,745**	**361,461**

(i) Agreement for the acknowledgement and consolidation of liabilities

On May 2, 2002, an Agreement for the Acknowledgement and Consolidation of Liabilities was entered into with the São Paulo State Finance Department, in which the State Government acknowledges and admits that it owes to the Company the amounts corresponding to the disbursements originally made by CESP - Companhia Energética de São Paulo, in the period from 1990 to 1999, for paying supplemental retirement and pension payrolls, arising from benefits under the terms of State Law no. 4819/58. The amount acknowledged was adjusted up to January 2002, by the variation of the Fiscal Unit of the São Paulo State Government (UFESP), and, as from February 2002, by the monthly variation of the General Market Price Index (IGP-M), plus 6% per annum. The reimbursement will be made in 120 monthly installments, as from August 1, 2002 and with final settlement on July 1, 2012.

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BRAZILIAN SECURITIES COMMISSION (CVM)
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Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(ii) Processing of the payroll - Law 4819/58

The amount of R$ 246,116 refers to the remaining balance of the processing of the payroll of the supplemental pension plan regulated by State Law no. 4819/58, R$ 1,426 of which through individual injunctions from January to August 2005 and R$ 244,690 from September 2005 to June 2008 as a result of a court decision by the 49th Labor Court of São Paulo, whose payments are made by Fundação CESP, with resources received from the State Government and passed on by the Company (Note 29). This balance will not be monetarily adjusted and no earnings will be recorded until the State Government approves its actual payment to the Company.

(iii) Sale of a property

On July 31, 2002, a Private Transaction Agreement was signed, providing for the sale of a property, the recognition of liabilities and payment commitment, with the State Finance Department, in which the State Government acknowledges and admits that it owes to the Company an amount corresponding to the market value of the total area of the property occupied by the State Government which is being partially used for the construction of prison units.

Therefore, the State Government committed to reimburse the Company of said amount in 120 monthly installments, the first of which on August 1, 2002 and final settlement on July 1, 2012, adjusted by the monthly variation of the General Market Price Index (IGP-M) plus interest of 6% per annum.

(iv) Labor proceedings - Law 4819/58

These refer to certain labor proceedings settled by the Company, relating to employees who retired supported by State Law no. 4819/58, which are the responsibility of the State Government. This balance is not monetarily adjusted and no earnings will be recorded until the State Government approves its actual payment to the Company.

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Corporate Legislation
June 30, 2008

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(v) Family allowances - Law 4819/58

CESP - Companhia Energética de São Paulo made advances for the payment of monthly expenses related to family allowances arising from the benefits of State Law no. 4819/58, which were transferred to the Company upon the partial spin-off of CESP.

Considering the expectation of loss, the Company's management recorded an allowance for doubtful accounts, in non-current assets, in the amount of R$ 2,218.

7 Taxes and Contributions to Offset

	06.30.2008	03.31.2008
Income tax	993	1,160
Social contribution	461	468
COFINS	1,037	1,060
PIS	223	229
Other	825	817
	3,539	**3,734**

8 Taxes Recoverable

Taxes recoverable refer to the tax benefit generated by the transfer of goodwill (Note 1.3) which will be realized by the goodwill amortization throughout the Company's concession contract terms, pursuant to ANEEL Resolution 1164 of December 18, 2007.

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Corporate Legislation
June 30, 2008

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

Balances at June 30, 2008 are as follows:

	Goodwill	Provision	Net
Balances transferred	682,368	(450,363)	232,005
Realization to June 30, 2008	(35,333)	23,320	(12,013)
Balance at June 30, 2008	647,035	(427,043)	219,992
Current			28,832
Long-term receivables			191,160

9   Deferred Income Tax and Social Contribution

These refer to tax credits on the temporary differences in the determination of taxable income, as follows:

			06.30.2008	03.31.2008
	Income tax	Social contribution	Total	Total
Provision for contingencies	40,924	14,733	55,657	54,080
Voluntary Termination Program (PDV)	6,468	2,328	8,796	10,425
Negative goodwill	18,754	6,752	25,506	26,950
Other	359	128	487	367
	66,505	23,941	90,446	91,822
Current			11,125	6,263
Long-term receivables			79,321	85,559

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Corporate Legislation
June 30, 2008

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

These credits, both current and long-term, will be realized as the contingencies and other related events are resolved, estimated as follows.

2008	2009	2010	2011	2012	As from 2013
7%	7%	6%	6%	6%	68%

10   Pledges and Restricted Deposits

In long-term receivables, in view of the uncertainties about the outcome of the lawsuits object of deposits, the Company's procedure is to maintain them at their nominal value, not recording any type of monetary restatement or earnings. The balance is composed as follows:

	06.30.2008	03.31.2008
Judicial deposits (Note 17(b))	44,543	44,062
Assessments - ANEEL (a)	6,317	6,317
Tax on Bank Accounts Outflow (CPMF)	199	199
	51,059	**50,578**

(a) Refer to two deposits in connection with lawsuits to annul ANEEL assessment notices issued because of disturbances in the transmission system in February 1999 and January 2002. The first one, deposited on January 17, 2000, in the amount of R$ 3,040, was required in an annulment action filed by the Company against ANEEL, arising from the assessment notice 001/1999-SFE which fined the Company under allegation of practice of violations for obstructing the inspection related to the disturbances arising from the interruption of the transmission and distribution of electric energy in most of Southeast, South and Middle West regions; non-compliance with the determinations of the "inspection report"; and non-compliance with the legal duty of rendering proper service. The second one, deposited on June 17, 2003, in the amount of R$ 3,277, relates to the issue of

Unaudited

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

assessment notice 005/2002-SFE, on May 7, 2002, as a consequence of punitive administrative process brought by ANEEL, for the breakage, on January 21, 2002, of one sub conductor of transmission line of 440 kV between the sub stations of the Company in the Power Plant of Ilha Solteira and Araraquara. The Company's legal advisors understand that it is not practicable to determine whether its position in both cases will prevail.

11 Investment

Refers to the participation in IENNE, formed on December 3, 2007 with the objective of exploring the public service concession of electric energy, in particular the transmission lines bought in Batch A of ANEEL Auction 004/2007.

On June 10, 2008, the Company issued a significant event notice communicating the registration, with ANEEL, of a request for authorization to admit Isolux Energia e Participações S.A. ("Isolux") and Cymi Holding S.A. ("CYMI"), as IENEE shareholders.

After this transaction, subject to ANEEL approval and the completion of the related contracts, IENNE capital structure will be:

Shareholder	Interest in capital
CTEEP	25% plus 1 share
CYMI	25% minus 1 share
Isolux	50%

Presently IENNE capital is R$ 1,501, comprising 1,000 nominative common shares of which 99.90% are owned by CTEEP.

On July 14, 2008 capital was increased in the amount of R$ 1,250.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

11 Property, Plant and Equipment

	Cost	Accumulated depreciation	06.30.2008 Net	03.31.2008 Net	Average annual depreciation rates - %
In service					
Land	44,402		44,402	44,402	
Buildings, civil construction and improvements	585,670	(381,750)	203,920	207,637	3.64%
Machinery and equipment	5,397,054	(2,513,833)	2,883,221	2,875,723	2.96%
Vehicles	12,917	(12,417)	500	707	20.00%
Furniture and fixtures	24,002	(15,121)	8,881	9,482	10.00%
	6,064,045	(2,923,121)	3,140,924	3,137,951	
In progress	1,005,140		1,005,140	990,966	
Special liabilities					
Donations received (a)	(25,964)		(25,964)	(25,964)	
	7,043,221	(2,923,121)	4,120,100	4,102,953	

In accordance with articles 63 and 64 of Decree no. 41,019, of February 26, 1957, assets and installations used in the transmission of electric power are linked to these services and cannotbe removed, sold or pledged as mortgage guarantees without the prior and express authorization of the regulatory body. ANEEL Resolution no. 20, of February 3, 1999, regulates the decommission of electric power utility concession assets, giving prior authorization for not restricting assets no longer serviceable to the concession, when intended for sale, and determining that the proceeds from the sale be deposited in a restricted bank account, and invested in the concession.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(a) Represented by assets received from electricity concessionaires and customers for purposes of investments in the concession.

13 Intangible Assets

	06.30.2008	03.31.2008
Rights of way	57,449	57,449
Other	151	151
	57,600	57,600

14 Loans and Financing

			06.30.2008	03.31.2008
	Current	Long-term	Total	Total
Local currency				
BNDES (a)	44,670	560,782	605,452	522,804
Banco Safra (b)	50,512		50,512	50,194
Banco Bradesco (c)	81,122		81,122	70,000
Banco do Brasil				10,000
Eletrobrás	6	561	567	579
	176,310	561,343	737,653	653,577

(a) On September 17, 2007, the Company signed a loan agreement with the National Bank for Economic and Social Development (BNDES), in the amount of R$ 764.2 million. This amount accounts for 70% of the total investment, which includes construction aimed at system improvements, reinforcements, modernization of the current transmission system and new projects, and is part of the 2006/2008 Pluriannual Investment Plan. On October 25, 2007, R$ 400.0 million was released and on February 25, 2008, R$ 120.0 million. On May 29, 2008 R$ 82.2 million was released and the remaining R$ 162.0 million shall be released up to the end of the first half of 2009. This loan bears monthly charges of 2.3% p.a. above the Long-term Interest rate (TJLP). Repayment will be in 78 monthly installments from January 2009. Up to the beginning of repayment, interest is paid quarterly. As guarantee, the Company has given bank sureties contracted, effective up to

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	**2 - COMPANY NAME**	**3 - National Corporate Taxpayers' Registry (CNPJ)**
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

December 15, 2015, from the banks Bradesco, Santander, and Banco do Brasil, at the cost of 0.70% p.a., with quarterly maturities.

(b) Refers to a loan agreement with Banco Safra, entered into on June 28, 2007, in the amount of R$ 50,000, initially effective up to May 18, 2008. The loan was renewed with new maturity for November 17, 2008 and bears monthly charges at the rate of 108.5% of the daily average of the Interbank Deposit Certificate (CDI) falling due on the first business day of each month.

(c) Refers to a loan agreement with Banco Bradesco, entered into on May 26, 2008, in the amount of R$ 80,000, effective up to November 26, 2008. This loan bears monthly charges at CDI rate + 0.56%. The interest will be settled at the end of the operation together with the principal.

Total or partial repayment may be made at any time during the contract period.

15 Taxes and Social Charges Payable

	06.30.2008	03.31.2008
Income tax	4,759	10,762
Social contribution	1,713	3,880
COFINS	5,482	6,603
Scholarship program (a)	2,965	3,047
INSS (social security contribution)	2,576	2,078
PIS	1,189	1,432
FGTS (severance pay fund)	735	580
Other	3,535	5,005
	22,954	**33,387**

(a) Refers to obligations assumed by the Company under an agreement with the labor unions for reimbursing its employees for costs of elementary, high school and college education.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

16 Regulatory Charges Payable

	06.30.2008	03.31.2008
Research and Development (P&D)	16,888	15,124
Energy Development Account (CDE)	3,017	5,641
Fuel Consumption Account (CCC)	2,749	5,140
Global Reversion Reserve (RGR)	4,480	4,891
Program for the Incentive to the Alternative Sources of Electric Energy (PROINFA)	1,715	1,680
Inspection fee - ANEEL	619	619
	29,468	33,095

17 Provisions

			06.30.2008	03.31.2008
	Current	Long-term	Total	Total
Vacation pay and payroll charges	13,988		13,988	10,986
Profit sharing (PLR)	5,217		5,217	2,610
Voluntary Termination Program (PDV)	15,415	10,137	25,552	29,586
Sundry indemnities	323		323	1,075
Contingencies		166,564	166,564	161,926
	34,943	176,701	211,644	206,183

(a) Voluntary Termination Program (PDV)

The Company, which had 2,737 employees as of October 31, 2006, approved a Voluntary Termination Program, with an adhesion period from November 21 to November 30, 2006 obtaining 1,534 adhesions.

Due to this fact, there were 1,519 employee terminations, 323 of which in 2006, 1,163 in 2007 and 33 in 2008, which represented expenses of R$ 78,979, R$ 356,000 and R$ 15,099, respectively. The expenses with the PDV include financial incentives, Government Severance

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

Indemnity Fund for Employees (FGTS) fine, prior notice and health care assistance, among others.

(b)   Provision for contingencies

On a quarterly basis, the contingencies are assessed and classified as regards the probability of an unfavorable outcome, as follows:

		06.30.2008			03.31.2008	
Type	Provision	Judicial deposits	Net	Provision	Judicial deposits	Net
Labor (i)	129,865	(17,393)	112,472	135,366	(16,912)	118,454
Civil	2,176		2,176	2,984		2,984
Tax - IPTU (ii)	23,413		23,413	12,466		12,466
Tax - COFINS (iii)		(18,907)	(18,907)		(18,907)	(18,907)
Social security - INSS (iv)	8,243	(8,243)		8,243	(8,243)	
ANEEL (v)	2,867		2,867	2,867		2,867
	166,564	(44,543)	122,021	161,926	(44,062)	117,864

Judicial deposits are recorded in current and non-current assets under "Pledges and restricted deposits".

The Company is a party to tax, labor and civil lawsuits, whose unfavorable outcomes are regarded as possible by management, based on the assessment of its legal counsel, in the estimated amount of R$ 35,550 (3.31.2008 - R$ 32,280), mainly labor lawsuits, for which no provisions have been recorded.

(i) Labor

The Company assumed responsibility for certain lawsuits at different courts, mainly arising from CESP's partial spin-off and the merger of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A.

(ii) Tax - Municipal Real Estate Tax (IPTU)

The Company recognizes a provision to cover debts with the municipal government of São Paulo, related to administrative processes for the rectification of areas, in the amount of R$ 23,413 (03.31.08 - R$ 12,466).

(A free translation of the original in Portuguese)
**FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES**

Unaudited

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

**04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)**

(iii) Social Contribution on Revenues (COFINS)

The Company is challenging in court the constitutionality of the increase in the COFINS rate and calculation basis, in the amounts of R$ 27,392 and R$ 11,132, respectively.

The Company obtained a favorable outcome as regards the increase in the calculation basis and an unfavorable outcome in relation to the increase in the rate. Accordingly, in the third quarter of 2007, the Company reversed the portion of the provision related to the increase in the calculation basis against results and that referring to the increase in the COFINS rate against the related judicial deposit. The Company has started a process to release the judicial deposit which, as adjusted, corresponds to R$ 18,907.

(iv) National Institute of Social Security (INSS)

On August 10, 2001, the Company received from the National Institute of Social Security (INSS) a delinquency notice for nonpayment of social security contribution on compensation paid to its employees in the form of meal tickets, morning snack and basket of food staples for the period from April 1999 to July 2001. Accordingly, management decided to establish a provision and made a judicial deposit in the amount of R$ 8,243, recorded in non-current assets, under "Pledges and restricted deposits".

(v) ANEEL

The Company was notified by the National Electric Power Agency (ANEEL) for not complying with the date defined for the installation of the 3rd transformer bank 345/88 kV of the SE Baixada Santista, authorized by ANEEL Resolution 197 of May 4, 2004 with a fine amounting to R$ 1,981, and for not complying with the date defined for starting the operations of the Transmission Line, in 345 kV, Guarulhos - Anhanguera, authorized by the Authorizing Resolution 064/2005 of January 31, 2005 with a fine amounting to R$ 886.

18   Amounts Payable - Fundação CESP

Amounts payable represent the restated liability of the Company related to the supplementary pension and health assistance plans maintained with Fundação CESP.

Based on appraisal prepared by independent actuaries to calculate the actuarial liability, the Company recorded in the result for the first and second quarters a gain in the amount of R$ 30,177.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(a) Plan "A" - Supplementary pension plan

Regulated by State Law 4819/58, applied to employees hired up to May 13, 1974, determines supplementary pension plan benefits, additional leave entitlements and family allowance. The resources necessary to cover the charges assumed in this plan are total responsibility of the applicable authorities of the State of São Paulo Government, and therefore, with no risk and additional cost to the Company (Note 29).

(b) Plan "B" and "B1" - supplementary pension plan

Plans "B" and "B1", regulated by Law 6435/77 and managed by Fundação CESP, are sponsored by the Company, providing supplementary pension plan benefits, the reserves of which are determined by the financial system of capitalization.

The Plan "B" refers to Benefício Suplementar Proporcional Saldado - BSPS, calculated on December 31, 1997 (CTEEP) and March 31, 1998 (EPTE), in accordance with current regulation, and its actuarial financial and economic balance was determined at the time. The annual actuarial technical result of this plan (deficit or surplus) is the full responsibility of the Company.

On January 1, 1998 (CTEEP) and on April 1, 1998 (EPTE), the Company implemented Plan "B1", which defines contributions and parity responsibilities between the Company and the participants, to maintain the actuarial financial and economic balance of the plan. This plan provides pension benefits to employees, former employees and related beneficiaries, in order to supplement the benefits provided by the official Social Security system. The main characteristic is the mixed model, composed of 70% as Defined Benefit (BD) and 30% as Defined Contribution (CD).

At the date of retirement the Benefit Plan of Defined Contribution (CD) becomes Defined Benefit (BD).

(c) Plan PSAP - Transmissão Paulista

On January 1, 2004, the plans sponsored by the Company, as well as those of the extinguished EPTE, were merged financially, and the individual characteristics of the related plans maintained, thus constituting the PSAP Plan - Transmissão Paulista.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	**2 - COMPANY NAME**	**3 - National Corporate Taxpayers' Registry (CNPJ)**
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

19 Special Liabilities - Reversal/Amortization

Refer to the resources arising from the reversion reserve, amortization and portion held at the Company, of the monthly quotas of the Global Reversion Reserve (RGR), related to investments of resources for expansion of the public service of electric energy and amortization of loans obtained for the same purpose, occurred up to December 31, 1971. The manner for the settlement of these liabilities is not defined by the Concession Authority.

20 Shareholders' Equity

(a) Capital

The Company's authorized capital at June 30, 2008 and March 31, 2008 is R$ 1,469,090, represented by R$ 615,696 in common shares and R$ 853,394 in preferred shares, all of which are book-entry nominative shares without par value.

Subscribed and paid-up capital at June 30, 2008 and March 31, 2008 is R$ 462,000, represented by 149,285,034 shares, of which 62,558,662 are common shares and 86,726,372 are preferred shares.

Common shares are entitled to one vote in the decisions of the general stockholders' meetings.

Preferred shares are nonvoting, but have priority in capital reimbursement and payment of noncumulative dividends of 10% per year calculated on the paid-up capital corresponding to this type of share.

(b) Payment of dividends and interest on own capital

At an Extraordinary General Meeting held on January 15, 2008, the Board of Directors determined the payment of dividends to the shareholders, in the amount of R$ 170,000, which corresponds to R$ 1.138762 per thousand shares. The payment commenced as of February 11, 2008.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

At an Extraordinary General Meeting held on March 10, 2008, the Board of Directors determined the payment of interest on own capital in the amount of R$ 61,531, which corresponds to R$ 0.412171 per share with payment on April 18, 2008.

At an Extraordinary General Meeting held on April 09, 2008, the Board of Directors determined the payment of interim dividends to the shareholders, in the amount of R$ 67,000, corresponding to R$ 0,448806 per share, with payment on April 18, 2008.

At an Extraordinary General Meeting held on June 30, 2008, the Board of Directors determined the payment of interest on own capital and interim dividends in the amounts of R$ 58,311 and R$ 145,000, respectively, which correspond to R$ 0,390604 and R$ 0,971297 per share, respectively, with payment on July 17, 2008.

(c)   Reverse stock split

At an Extraordinary General Meeting (AGE) held on July 12, 2007, the shareholders approved the proposal of the Board of Directors in their meeting held on June 18, 2007 for the reverse stock split of the Company's shares at the ratio of one new share for each existing one thousand shares of each class.

This reverse stock split did not change the amount of the Company's capital and its aim was to align with the trading standards adopted by the São Paulo Stock Exchange (BOVESPA), as the latter has been instructing publicly-held companies to adopt a unit quotation for their shares instead of the quotation per one thousand shares. This should allow for more favorable conditions in the trading of the shares issued by the Company.

(d)   Capital reserves

	06.30.2008	03.31.2008
Subsidies for investment - CRC	1,802,084	1,802,084
Remuneration of construction in progress (i)	633,053	633,053
Donations and subsidies for investments	150,489	150,489
Tax incentives - FINAM	6,743	6,743
Special Goodwill on Merger Reserve	232,005	232,005
	2,824,374	2,824,374

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(i) These are credits resulting from the capitalization of the remuneration calculated on own capital resources used during the construction of fixed assets, applied to the construction in progress and that can only be used to increase capital. As from 1999, the Company abandoned this practice, as permitted by the Accounting Manual of the Public Service of Electric Energy.

(e)   Revenue reserves

(i)   Legal reserves

Constituted at 5% of net income for the year, before any appropriations, up to the limit of 20% of capital. This limit was reached in 2006.

(ii)   Statutory reserve

The Company by-laws determine the constitution of this reserve at the rate of 20% of net income for the year, less legal reserve and mandatory minimum dividends, up to the limit of 10% of capital. Accordingly, at December 31, 2002, with the appropriation of part of net income for that year, this reserve attained its limit, with no new appropriations for the subsequent years.

(iii)   Unrealized profits reserve

The unrealized profits result from the credit balance of net monetary restatement up to 1995. This reserve is realized in the proportion of property, plant and equipment depreciation. The amounts realized are transferred to the account "Retained earnings" monthly.

(f)   Changes in shareholders' equity

	Quarter ended 06.30.2008	Six-month period ended 06.30.2008
Opening balance	4,172,330	3,948,807
Special reserve		232,005
Interest on own capital	(58,311)	(119,842)
Dividends distributed	(212,000)	(382,000)

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Quarter ended 06.30.2008	Six-month period ended 06.30.2008
Dividends expired	149	149
Net income for the period	186,638	409,687
Closing balance	4,088,806	4,088,806

21   Revenues from Electricity Network Usage

Revenues from electricity network usage, in the quarter and six-month period ended June 30, 2008, amounted to R$ 409,819 and R$ 837,159 (2007 - R$ 373,283 and R$ 730,683), respectively. These revenues comprise the following:

	Quarter ended		Six-month period ended	
	06.30.2008	06.30.2007	06.30.2008	06.30.2007
Basic network				
Existing assets	283,967	267,341	581,818	531,960
New investments	71,563	53,535	140,497	93,383
Surplus	3,480	515	11,035	2,928
	359,010	321,391	733,350	628,271
Other Transmission Facilities - DIT				
Existing assets	22,701	16,202	46,972	33,477
New investments	7,897	4,977	15,288	8,883
	30,598	21,179	62,260	42,360
Charges				
Fuel Consumption Account - CCC	8,336	19,452	17,137	35,640
Energy Development Account - CDE	9,150	11,729	18,810	25,456
PROINFA	2,725	2,667	5,602	5,225
	20,211	33,848	41,549	66,321
Adjustment		(3,135)		(6,269)
Total	409,819	373,283	837,159	730,683

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(a)   **Allowed Annual Revenue (RAP) of**
      Miguel Reale Substation

In December 2002, ANEEL authorized CTEEP to implement the Miguel Reale Substation Expansion project, whose investment value used to calculate the RAP was R$ 323,236.

In September 2004, ANEEL performed an inspection in order to validate the investments made in said project and concluded that the investment amounts should be reduced, for purposes of setting a new amount of the RAP, retroactively to July 2004, by R$ 232,164.

Due to the reduction in the investments in said project, the related annual amount of the RAP beginning July 2005 was then reduced by R$ 32,251. The Company considers this reduction invalid and filed Official Letter OF/F no. 2828, of July 8, 2005, with ANEEL requesting its restoration.

On March 2, 2006, through Official Letter no. 321/06, the Financial and Economic Oversight Board (SFF) of ANEEL submitted an Inspection Follow-up Report (RAF) that analyzed CTEEP's request and upheld the SFF's initial position.

On March 23, 2006, through Official Letter OF/F no. 1372/06, CTEEP filed an Administrative Appeal with ANEEL, requesting a review of the SFF's position.

(b)   **Periodic review of Allowed Annual**
      Revenue (RAP)

In accordance with Concession Agreement no. 59, signed with the Federal Government on June 20, 2001, through the intermediation of ANEEL, every four years as from the date on which this agreement was signed, ANEEL will make a periodic review of the Allowed Annual Revenue (RAP) of electric energy transmission related to the installations of authorized projects whose business operations commenced after December 31, 1999, for the purpose of promoting efficiency and low rates, in accordance with the methodology approved by Normative Instruction no. 257, of March 6, 2007.

Through Resolution no. 488, of June 29, 2007, the result of the first periodic rate review of Companhia de Transmissão de Energia Elétrica Paulista - CTEEP was approved, reducing the Allowed Annual Revenue (RAP) by 26.15%, to be applied to the Basic Network - New Facilities (RBNI) and Other Facilities - New Investments (RCDM) portions effective on July 1, 2005.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

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Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

The effects of this rate adjustment were backdated to July 1, 2005. The difference in the amounts charged from July 2005 to June 30, 2007, amounting to R$ 66,688, will be offset in 24 (twenty-four) months by means of the contractual instrument of an adjustment portion. The effects referring to the period from July 1, 2007 to June 30, 2008 and to the period from July 1, 2008 to June 30, 2009 were considered in Approving Resolutions no. 496/07 and 670/08, respectively.

(c)   **Annual revenue adjustment**

On June 27, 2008, Approving Resolution no. 670 was issued, establishing CTEEP's annual allowed revenues for making available the transmission facilities that comprise the Basic Network and Other Transmission Facilities, for a twelve-month cycle from July 1, 2008 to June 30, 2009.

According to the mentioned Resolution, the Allowed Annual Revenue (RAP) of CTEEP, which was R$ 1,478,456 on July 1, 2007, started to be R$ 1,869,134 on July 1, 2008, which represents an increase of R$ 390,672 or 26.42%.

The analysis of the revenue effective from July 1, 2008 to June 30, 2009 is as follows:

Basic network	
Existing assets	1,048,944
New investments	301,005
	1,349,949
Other Transmission Facilities (DIT)	
Existing assets	305,970
New investments	39,257
	345,227
LT Chavantes Botucatu	13,436
Adjustment	160,522
	1,869,134

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

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June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

22 Cost of Services and General and Administrative Expenses

	Quarter ended		Six-month period ended	
	06.30.2008	06.30.2007	06.30.2008	06.30.2007
Personnel	23,137	51,963	42,538	110,702
Material	2,745	3,838	4,231	11,822
Services	16,201	20,389	31,726	39,787
Depreciation	44,436	42,850	88,620	85,359
Other	18,190	5,819	24,221	7,487
	104,709	124,859	191,336	255,157

23 Financial (Expenses) Income

	Quarter ended		Six-month period ended	
	06.30.2008	06.30.2007	06.30.2008	06.30.2007
Income				
Income from financial investments	5,063	6,889	9,392	17,133
Interest on assets	1,070	1,094	2,131	2,232
Amortization of negative goodwill	4,247	4,246	8,493	8,493
Monetary and exchange rate variations (i)	3,025	563	4,725	56,969
Other	188	835	1,583	1,000
	13,593	13,627	26,324	85,827
Expenses				
Interest on own capital	(58,311)		(119,842)	
Interest on liabilities	(16,283)	(1,360)	(30,144)	(2,630)
Goodwill amortization	(7,207)		(12,013)	
Tax on Bank Accounts Outflows (CPMF)	51	(2,553)	(1,303)	(4,878)
Charges on RGR	(441)	(281)	(720)	(558)
Other	(1,952)	(662)	(2,652)	(764)
	(84,143)	(4,856)	(166,674)	(8,830)
Financial result, net	(70,550)	8,771	(140,350)	76,997

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

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June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

(i) Includes, at June 30, 2007, the restatement of amounts involved in the CETEMEQ disposal transaction amounting to R$ 54,769.

24 Income Tax and Social Contribution on Net Income

The Company records monthly provisions for income tax and social contribution on the accrual basis, calculated based on monthly trial balances (for tax suspension and reduction purposes).

	Quarter ended		Six-month period ended	
	06.30.2008	06.30.2007	06.30.2008	06.30.2007
Profit before income tax and social contribution	187,066	202,133	409,119	523,696
Rates - %	34%	34%	34%	34%
Expected income tax and social contribution expense	(63,602)	(68,725)	(139,100)	(178,057)
Income tax and social contribution on permanent additions	4,863	1,248	19,826	16,482
Income tax and social contribution effective expense	(58,739)	(67,477)	(119,274)	(161,575)
Income tax and social contribution				
Current	(57,364)	(27,864)	(140,691)	(29,527)
Deferred	(1,375)	(39,613)	21,417	(132,048)
Total	(58,739)	(67,477)	(119,274)	(161,575)

25 Sale of the Technical Center for Equipment Maintenance - CETEMEQ

On April 13, 1998, a Private Agreement for Assignment and Transfer of Rights and Obligations was signed by and between EPTE - Empresa Paulista de Transmissão de Energia Elétrica

(A free translation of the original in Portuguese)
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June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

S.A., merged into the Company on November 10, 2001, and Eletropaulo Metropolitana Eletricidade de São Paulo S.A. ("Eletropaulo") relating to the property located at Rua Lavapés, 463, Cambuci, São Paulo, at the market price of R$ 70,496, payable in 21 equal and successive monthly installments, with maturity on the first business day of each month, beginning May 1998. In view of the contestation by Eletropaulo of the aforementioned amount and the fact that the installments had not been received, EPTE filed collection lawsuits on February 11, 1999 and October 18, 2000, with the 1st and 36th Civil District Courts of the Central Jurisdiction of São Paulo, respectively.

In December 2000, the net book value of this asset, in the amount of R$ 4,904, was written off from property, plant and equipment, and the related sale, deferred taxes on the gain resulting from the sale, allowance for doubtful accounts and tax credits were recorded.

On February 27, 2007, through a Private Transaction Agreement entered into by and between Eletropaulo and CTEEP, the parties amicably agreed to the following:

a) The property subject to the collection lawsuits was appraised at R$ 125,265, and, accordingly, the Company recorded financial income due to monetary adjustment of R$ 54,769.

b) From the agreed-upon amount mentioned in the prior item, R$ 35,562 was deducted as IPTU (Municipal Real Estate Tax) levied on properties that, upon the partial spin-off of Eletropaulo, were transferred to EPTE, which was in turn merged into CTEEP. This amount was originally due by CTEEP to the São Paulo Municipal Government, and settled by Eletropaulo at the time it joined REFIS (Tax Debt Refinancing Program) of the Municipality of São Paulo, resulting in Eletropaulo's receivable from CTEEP.

c) Accordingly, on March 6, 2007, Eletropaulo made a deposit in the amount of R$ 89,703 in an account at Banco ABN AMRO REAL S.A., whose release to CTEEP was linked to the publication of the ratification decision by one of the courts involved in this settlement, which occurred on March 19, 2007.

d) On March 27, 2007, through letter CT/P/918/2007, CTEEP requested from Banco ABN AMRO REAL S.A. the transfer of the total amount to its investment account, thus terminating the disposal process of CETEMEQ; and.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
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June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

e) Eletropaulo assumes the commitment to provide for the regularization of the ownership status of the properties transferred by it to EPTE/CTEEP, subject of the agreement in question, as well as any others that may be in its possession but belonging to CTEEP, as a result of the Memorandum for Partial Spin-off of Eletropaulo, dated December 22, 1997.

26 Financial Instruments

The Company's main source of revenues is the use of its electric power transmission system by other concessionaires and agents. Its annual revenue related to the basic network and other transmission facilities is defined by ANEEL, pursuant to prevailing legislation.

The main risk factors inherent to the Company's operations may be identified as follows:

Credit risk - the Company has agreements with the National Electric System Operator (ONS), concessionaires and other agents for regulating the provision of services related to the basic network for 215 users, with a bank guarantee clause. Likewise, the Company has agreements regulating the provision of services in other transmission facilities with 32 concessionaires and other agents, with a bank guarantee clause.

Price risk - pursuant to the concession agreement, the Company's revenues are annually adjusted by ANEEL based on the variation of the General Market Price Index (IGP-M), and part of the revenues is subject to periodic review every four years (Note 21(b)).

Interest rate risk - the restatement of financing agreements is subject to TJLP and CDI variation (Note 14).

The carrying amounts of asset and liability financial instruments, compared with the amounts that might be obtained in active market trading or, in the absence thereof, with the net present value adjusted at the prevailing market interest rate, approximate their market values.

27 Insurance Coverage

The specification by type of risk of the Company's insurance is as follows:

(A free translation of the original in Portuguese)
**FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
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June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

**04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)**

Type	Coverage	Amount insured - reais	Premium - reais
Assets	12/02/07 to 12/02/08	2,183,348	3,733
Civil liability	10/17/07 to 10/17/08	15,000	293
National transports	09/30/07 to 09/30/08	350,000	15
Collective personal accidents	05/01/08 to 05/01/09	34,938	2
Vehicles	03/02/08 to 03/02/09	Market value	26
			4,069

Assets

Coverage against fire and electrical damage for equipment installed in the transmission sub stations, buildings and their related contents, warehouses and facilities.

Civil liability

Coverage of the repairs for involuntary damage, personal and/or material damage to third parties, as a consequence of the Company operations.

National transports

Coverage of damages caused to the Company assets and equipment, transported within Brazil.

Collective personal accidents

Coverage against personal accidents to executives, interns and trainees.

Vehicles

Coverage against collision, fire, theft and third parties.

In addition, the Company has a US$ 10 million coverage for its directors (D&O), in connection with the policy of its controlling shareholder, ISA Capital do Brasil S.A.

(A free translation of the original in Portuguese)
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BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
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June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

28 Collection Lawsuit by ELETROBRÁS against Eletropaulo and EPTE

In 1989, Centrais Elétricas Brasileiras S.A. - ELETROBRÁS filed a collection lawsuit against Eletropaulo - Eletricidade de São Paulo S.A. (currently Eletropaulo Metropolitana Eletricidade de São Paulo S.A. - "Eletropaulo") referring to the balance of a certain financing agreement. Eletropaulo did not agree with the criteria for monetarily adjusting said financing agreement and made escrow deposits for the amounts it understood to be due to ELETROBRÁS. In 1999 a judgment was issued on the aforementioned lawsuit, ordering Eletropaulo to pay the balance determined by ELETROBRÁS.

Under the partial spin-off protocol of Eletropaulo, made on December 31, 1997 and that resulted in the establishment of EPTE - Empresa Paulista de Transmissão de Energia Elétrica S.A. and other companies, Eletropaulo is solely liable for obligations of any kind referring to acts until the spin-off date, except for contingent liabilities whose provisions had been allocated to the merging companies.

In the case in question, at the time of the spin-off, there was no allocation to EPTE of any provision for such purpose, leaving it clear that Eletropaulo was exclusively liable for said contingency. At the time of the spin-off there was only the transfer to EPTE assets of a judicial deposit in the historical amount of R$ 4.00, made in 1988 by Eletropaulo, referring to the amount that it understood to be owed to ELETROBRÁS regarding the balance of the aforementioned financing agreement, and allocation to EPTE's liabilities of the same amount referring to this debt.

Therefore, under the partial spin-off protocol of Eletropaulo, EPTE would be the holder of the transferred asset, and Eletropaulo would be liable for the contingent liabilities referring to the amount demanded in court by ELETROBRÁS. In October 2001, ELETROBRÁS executed the sentence referring to the financing agreement, charging R$ 429 million to Eletropaulo and R$ 49 million to EPTE, understanding that EPTE would pay its part with the adjusted amounts of the judicial deposit. CTEEP merged EPTE on November 10, 2001, succeeding it in its obligations and rights.

(A free translation of the original in Portuguese)
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BRAZILIAN SECURITIES COMMISSION (CVM)
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Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

**04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)**

On September 26, 2003, a decision of the Court of Justice of the State of Rio de Janeiro was published, excluding Eletropaulo from the execution of the aforementioned sentence. Due to these facts, ELETROBRÁS filed, on December 16, 2003, a Special Appeal in the Superior Court of Justice and an Extraordinary Appeal in the Federal Supreme Court to maintain the collection regarding Eletropaulo. Appeals similar to those of ELETROBRÁS were filed by CTEEP.

On June 29, 2006, the Superior Court of Justice accepted the special appeal filed by CTEEP, with respect to reversing the decision of the Court of Justice of the State of Rio de Janeiro that excluded Eletropaulo from the execution action filed by ELETROBRÁS. As a result, the execution action filed by ELETROBRÁS against Eletropaulo and EPTE will proceed, as per the lower court decision, ensuring CTEEP's right of defense as EPTE's successor.

Due to said acceptance by the Superior Court of Justice, on December 4, 2006 Eletropaulo filed a special appeal, which was rejected, according to the decision published on April 16, 2007. In light of the Superior Court of Justice's decision, understanding that the pre-execution exception offered by Eletropaulo is not suitable, unless the execution of the decision is amended or suspended, which is not probable, the Company believes that ELETROBRÁS will insist on execution of the decision, as described above.

With respect to that debt and in view of the formal documents of the partial spin-off of Eletropaulo, CTEEP, according to the understanding of its Management and legal counsel, is only liable for the payment equivalent to the adjusted amount of the judicial deposit made in 1988 for this purpose and which is currently part of its assets, and intends to proceed in the defense of such right. On the other hand, the Company has not recognized a reserve for the remaining contingency, which the Company understands as being the liability of Eletropaulo, from which the debt is being charged by ELETROBRÁS.

The total contingency is currently estimated at approximately R$ 1,404,596.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

29 **Supplementary Pension Plan Regulated by**
State Law no. 4819/58

(a) **Significant events**

(i) **July 19, 2005**

"In compliance with CVM Instruction no. 358/2002, CTEEP - Companhia de Transmissão de Energia Elétrica Paulista clarifies aspects related to the supplementary pension plan regulated by State Law no. 4819/58. This plan applies to employees hired through May 13, 1974, as mentioned in Note 23.1 to the financial statements of the Company as of December 31, 2004. The necessary funds to cover the charges of the plan are the responsibility of the applicable agencies of the Government of the State of São Paulo; this was implemented according to an agreement made on December 10, 1999 between the São Paulo State Finance Department and the Company, effective until December 31, 2003. Such procedure was regularly performed until December 2003 by Fundação CESP, with funds from the State Finance Department, transferred by CTEEP. In January 2004, the Finance Department began to directly process those payments, without the participation of CTEEP and Fundação CESP.

The decision of the 49th Labor Court of São Paulo was communicated to CTEEP on July 11, 2005 (lawsuit no. 1339/2005-1), authorizing Fundação CESP to resume processing the payment of benefits established by State Law no. 4819/58, according to the respective regulation, in the same manner that had been made until December 2003, with funds transferred by CTEEP. On July 13, 2005, the 49th Labor Court of São Paulo gave 60 days for the fulfillment of this decision. There is also on the website of the Regional Labor Court of São Paulo a summary of a similar decision (lawsuit SDC no. 20058200400002000) of June 30, 2005, determining that Fundação CESP, using the funds transferred by CTEEP, may process again the beneficiaries' retirement and pension payments established by State Law no. 4819/58.

To comply with said judicial decisions, CTEEP must require on a monthly basis the necessary funds from the São Paulo State Finance Department, to be transferred to Fundação CESP, which must process the payments to the beneficiaries. Said decisions apply to about 6,150 beneficiaries, with a monthly expense in the amount of R$ 23 million, which, in the understanding of CTEEP, is the responsibility of the State of São Paulo, as it was through

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
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June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

December 2003. Consequently, CTEEP will contest said judicial decisions since it understands that the responsibility for the payment of the above-mentioned benefits is, under applicable legislation, of the State of São Paulo."

(ii)   January 27, 2006

"CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in accordance with CVM Instruction no. 358/02, announces a change in procedure by the State Finance Department, due to a recent understanding of the State Attorney General regarding the transfer of funds to CTEEP for compliance with the decision of the 49th Labor Court of São Paulo, which authorized Fundação CESP to once again process the pension plan benefit payments established by State Law no. 4819/58 using funds received from the State of São Paulo and transferred by CTEEP. This matter has been previously addressed in Note 22 of the quarterly information of CTEEP as of September 30, 2005.

The State Finance Department transferred to CTEEP, on January 27, 2006, an amount lower than necessary to comply with the decision of the 49th Labor Court. The effective expenditure of CTEEP this month for purposes of said court decision was R$ 19,725, transferred to Fundação CESP, having received R$ 14,976 from the State Finance Department for this purpose. The State Finance Department informed that this month it disallowed certain expenses due to the recent understanding by the State Attorney General regarding the State's responsibility in this case. The decision of the 49th Labor Court currently applies to 5,528 beneficiaries. The State Finance Department continues directly paying 794 benefits established by State Law no. 4819/58.

CTEEP is still endeavoring to change the decision of the 49th Labor Court so as to return the responsibility for the pension plan benefit payments established by State Law no. 4819/58 to the State Finance Department. CTEEP confirms its legal department's understanding that expenses derived from State Law no. 4819/58 and respective regulation are the full responsibility of the State Finance Department, and is analyzing the applicable actions to protect the Company's interests."

(iii)   February 24, 2006

"CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, in accordance with CVM Instruction no. 358/2002, announces, supplementing the information included in the Significant

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June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

Event Notice of January 27, 2006, that the State Finance Department transferred to CTEEP in February 2006 the amount of R$ 12,802 to comply with the decision of the 49th Labor Court of São Paulo, which ruled that Fundação CESP must process the pension plan benefit payments established by State Law no. 4819/58 using the funds received from the State of São Paulo and transferred by CTEEP. In February, CTEEP's total expenditure to comply with said court decision was R$ 19,652.

CTEEP continues its efforts to change the decision of the 49th Labor Court so as to return the responsibility for the pension plan benefit payments established by State Law no. 4819/58 to the State Finance Department, and to adopt other actions to protect the Company's interests."

(b)   Decision of the 49th Labor Court of São Paulo

On May 2, 2006, the 49th Labor Court of São Paulo rendered a decision on the above-mentioned lawsuit, considering valid, in part, the claim at issue and maintaining the effects of the early relief previously granted (Significant Event Notice of July 19, 2005), in addition to ordering the payment of amounts falling due. On May 8, 2006, CTEEP filed appeals requesting clarification of the decision and amendment of certain aspects thereof.

The decision of the Superior Court of Justice issued on June 19, 2006, declaring that the State Court System has authority to judge the labor claims filed with the Labor Court directly seeking the amounts established by State Law no. 4819/58, annulled the decision of the 49th Labor Court of São Paulo and ordered that the case be submitted to an administrative court of the State Finance Department. As a result of the decision of the Superior Court of Justice, the amounts established by State Law no. 4819/58 will once again be paid directly by the São Paulo State Finance Department and no longer by Fundação CESP through transfer from CTEEP as occurred in accordance with the decision of the 49th Labor Court of São Paulo, now annulled.

On June 28, 2006, the Superior Court of Justice granted an injunction to suspend the effects of the decision rendered by the same court on the conflict of jurisdiction on June 19, 2006. According to the notification received by CTEEP on June 30, 2006, the decision of the 49th Labor Court of São Paulo, which ordered the payment of pension plan benefits as per State Law no. 4819/58 by Fundação CESP, using cash resources from the State of São Paulo transferred by CTEEP, shall prevail.

(A free translation of the original in Portuguese)
**FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES**

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Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	**2 - COMPANY NAME**	**3 - National Corporate Taxpayers' Registry (CNPJ)**
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

**04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)**

(c)   **Current situation**

As a result of the aforementioned facts and by force of said decision of the 49th Labor Court of São Paulo, as well as the decision of the Superior Court of Justice, CTEEP passed on to Fundação CESP, in the period of September 2005 to June 2008, the amount of R$ 790,392 for payment of benefits under State Law no. 4819/58, having received from the State Finance Department the amount of R$ 545,702 for that purpose. The difference between the amount passed on to Fundação CESP and the amount reimbursed by the State Finance Department, of R$ 244,690, is being claimed by the Company at the administrative level (Note 6).

On October 20, 2005, CTEEP received from the State Attorney General a copy of that agency's statement, dated October 6, 2005, regarding the consultation by the State Finance Department on the scope of said court decisions. In this statement, the State Attorney General concludes that the decision of the 49th Labor Court of São Paulo applies subjectively to the State Finance Department, which is the defendant in the claim. Accordingly, the State Attorney General concluded that "in the current scenario, the State Finance Department is liable for the full reimbursement of the amounts disbursed by CTEEP for compliance with the court decision regarding labor claim no. 1145/2005-6, in progress at the 49th Labor Court of São Paulo".

Moreover, in the same statement, the State Attorney General concludes that the decision issued by the Regional Labor Court, whose effects are suspended by the injunction obtained as a result of the Claim for Correction, does not fully apply to the State Finance Department, which was removed from the lawsuit at the plaintiff Union's request. In this case, the State Finance Department should, according to the State Attorney General, reimburse CTEEP, observing the strict limits of State Law no. 4819/58, excluding possible benefits, established by the related regulation, that surpass or that are in conflict with the specific legislation.

In view of the Significant Event Notices above, the State Attorney General, by Official Letter no. 01, dated February 10, 2006, and respective Technical Note no. PGE/SF 01/2006, changed its prior understanding, which was in effect through December 2005 for purposes of transfer of funds to CTEEP to comply with the decision of the 49th Labor Court of São Paulo. According to the current understanding of the State Attorney General, the State Finance Department must disallow certain transfers to CTEEP for purposes of transfer to Fundação CESP to comply with said court decision.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

According to the Significant Event Notices mentioned above, CTEEP continues its efforts to change the decision of the 49th Labor Court of São Paulo so as to return the responsibility for the pension plan benefit payment established by State Law no. 4819/58 to the State Finance Department. CTEEP also confirms its legal department's understanding that the expenses arising from State Law no. 4819/58 and respective regulation are the full responsibility of the State Finance Department and is analyzing additional actions to protect the Company's interests. The Company records these disallowances as "Accounts receivable - São Paulo State Finance Department" (Note 6).

30   Subsequent Events

On July 03, 2008, the Company issued a significant event notice informing that ANEEL had approved in the 25th Ordinary Executive Board Meeting held on July 1, 2008, the request for corporate restructuring of Interligação Elétrica de Minas Gerais S. A. ("IEMG").

This approval was condition for the effectiveness of item (i) of the Association Agreement entered into on the one hand by Interconexion Elétrica S.A. E.S.P. (ISA), IEMG and CTEEP and on the other, Control y Montajes Industriales S.A. (CYMI), and Cymi Holding S.A. (CHSA), that was object of Significant Event Notice disclosed by the Company on May 14, 2007. Through the mentioned Association Agreement: (i) CTEEP will acquire from ISA, for approximately R$ 13.6 million, the interest in IEMG capital and admit CHSA as IEMG shareholder; and (ii) CHSA will admit CTEEP holding in Albufera Projetos e Serviços Ltda. ("APS") capital. At the end of the operation, CTEEP interest in IEMG will be 60% and 49.9% in APS.

The sales and purchase of shares agreement between ISA and CTEEP was entered into on July 31, 2008 and the financial realization occurred on August 4, 2008.

IEMG is adjudicatee of the Concession Agreement for the exploration of the public service of transmission related to the Transmission Line Neves 1 - Mesquita, in 500 kV, located in the State of Minas Gerais, according to ANEEL Auction 005/2006. This project, with estimated investment of approximately R$ 130 million, is expected to start operating in the 4th quarter of 2008, and the Allowed Annual Revenue (RAP) is R$ 11.7 million, according to ANEEL documents.

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

31 Statements of Cash Flow

	Quarter ended		Six-month period ended	
	06.30.2008	06.30.2007	06.30.2008	06.30.2007
Cash flow from operating activities				
Net income for the period	186,638	134,656	409,687	362,121
Adjustments to reconcile net income to cash generated by (used in) operating activities				
Depreciation and amortization	44,436	42,850	88,620	85,359
Deferred income tax and social contribution	1,375	38,495	(21,417)	130,930
Provision for contingencies	4,638	(7,330)	528	(54,098)
Residual value of permanent asset disposals and donations	1,105	1,289	2,175	3,021
Amortization of negative goodwill	(4,247)	(4,246)	(8,493)	(8,493)
Amortization of goodwill	7,207		12,013	
Interest and foreign exchange variation on assets and liabilities	15,336	1,076	25,258	2,032
(Increase) decrease in assets				
Trade accounts receivable	(902)	(8,171)	(35,817)	(9,816)
Inventories	2,882	2,786	2,004	4,492
Amounts receivable - State Finance Department	(31,285)	(24,777)	(54,763)	(49,930)
Deferred income tax and social contribution		(11,380)		(12,217)
Taxes and contributions to offset	194	54,436	54,277	58,877
Pledges and restricted deposits	(669)	(19)	(1,278)	(814)
Prepaid expenses	3,276	(1,372)	(2,374)	(2,545)
Other	(5,247)	(2,718)	(2,330)	1,389
Increase (decrease) in liabilities				
Suppliers	(7,575)	26	(4,231)	(88,923)
Taxes and social charges payable	(10,433)	(16,351)	(35,756)	1,118
Provisions	823	(113,240)	(18,011)	(312,863)
Amounts payable	(15,043)	(1,607)	(38,558)	(4,026)
Regulatory charges payable	(3,627)	9,426	(3,654)	(6,317)
Other	(11,484)	14,596	(15,681)	(3,183)
Net cash generated by operating activities	177,398	108,425	352,199	96,114

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Quarter ended		Six-month period ended	
	06.30.2008	06.30.2007	06.30.2008	06.30.2007
Cash flow of investment activities				
Purchase of property, plant and equipment	(62,514)	(111,539)	(130,895)	(240,720)
Increase in deferred charges			(6)	
Investment	(1,500)		(1,500)	(95)
Net cash used in investment activities	(64,014)	(111,539)	(132,401)	(240,815)
Cash flow of financing activities				
Loans and financing				
New loans	162,154	50,000	283,246	50,000
Loan payments (including interest)	(93,408)	(36)	(103,747)	(49)
Dividends paid	(128,245)	(8)	(336,753)	(170,034)
Net cash provided by (used in) financing activities	(59,499)	49,956	(157,254)	(120,083)
Increase (decrease) in cash and cash equivalents	53,885	46,842	62,544	(264,784)
Cash and cash equivalents at the end of the period	254,191	249,827	254,191	249,827
Cash and cash equivalents at the beginning of the period	200,306	202,985	191,647	514,611
Changes in cash and cash equivalents	53,885	46,842	62,544	(264,784)

32 Statements of Added Value

	Quarter ended		Six-month period ended	
	06.30.2008	06.30.2007	06.30.2008	06.30.2007
Revenues				
Operating	413,988	376,985	845,036	738,028
Non-operating	2,699		5,606	81,159
	416,687	376,985	850,642	819,187

01 - IDENTIFICATION		
1 - CVM CODE	**2 - COMPANY NAME**	**3 - National Corporate Taxpayers' Registry (CNPJ)**
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

04.01 - Notes to the Quarterly Information
(All amounts in thousands of reais unless otherwise indicated)

	Quarter ended		Six-month period ended	
	06.30.2008	**06.30.2007**	**06.30.2008**	**06.30.2007**
Inputs acquired from third parties				
Costs of services rendered	(2,611)	(3,882)	(4,639)	(9,849)
Materials, energy, third party services and other	(33,732)	(29,911)	(50,820)	(31,282)
	(36,343)	(33,793)	(55,459)	(41,131)
Gross added value	**380,344**	**343,192**	**795,183**	**778,056**
Retentions				
Depreciation and amortization	(44,436)	(42,850)	(88,620)	(85,359)
Net added value of the entity	**335,908**	**300,342**	**706,563**	**692,697**
Received as transfer				
Financial income	13,593	13,627	26,324	85,827
Total added value to be distributed	**349,501**	**313,969**	**732,887**	**778,524**
Distribution of added value				
Personnel and charges	(11,833)	(38,452)	(23,654)	(101,282)
Taxes, fees and contributions	(125,055)	(140,004)	(252,796)	(311,262)
Rentals	(1,779)	(1,158)	(3,458)	(2,520)
Interest and monetary and exchange rate variations	(24,196)	301	(43,292)	(1,339)
Interest on own capital and dividends	(270,311)	(145,121)	(501,842)	(145,121)
Profits (losses) retention	**(83,673)**	**(10,465)**	**(92,155)**	**217,000**

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	**2 - COMPANY NAME**	**3 - National Corporate Taxpayers' Registry (CNPJ)**
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

05.01 - Comments on Company Performance During the Quarter

Analysis of the Results for the Quarter
Ended June 30

	In thousands of Reais	
	2008	**2007**
Gross operating revenue	413,988	376,985
Deductions from gross revenues	(54,352)	(58,652)
Net operating revenue	359,636	318,333
Cost of services/general and administrative expenses	(104,709)	(124,859)
Financial results	(70,550)	8,771
Operating profit	184,377	202,245
Non-operating results	2,689	(112)
Profit before income tax and social contribution	187,066	202,133
Income tax and social contribution	(58,739)	(67,477)
Reversal of interest on own capital	58,311	
Net income for the period	**186,638**	**134,656**
Number of shares at the end of the period (in thousands)	149,285	149,285,035
Net income per share (2007 per thousand shares) at the end of the period - R$	1,25021	0,90201

Gross **operating revenue increased** 9.8%, to R$ 413,988 thousand in 2Q08, in comparison to R$ 376,985 thousand in 2Q07. This increase is due to the annual adjustment by the IGP-M rate and new investments.

Deductions from gross revenue decreased 7.3%, to R$ 54,352 thousand in 2Q08 against R$ 58,652 thousand in 2Q07, due to the 52.3% reduction in Fuel Consumption Account (CCC), partially offset by the increase of 5.5% in PIS and COFINS.

Net operating revenue increased 13.0% to R$ 359,636 thousand in 2Q08 compared with R$ 318,333 thousand in 2Q07.

(A free translation of the original in Portuguese)

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

05.01 - Comments on Company Performance During the Quarter

Cost of operating services and general and administrative expenses decreased 16.1%, to R$ 104,709 thousand in 2Q08 compared to R$ 124,859 thousand in 2Q07. In addition to the optimization of costs through a greater modernization of systems, there was a reduction of 55.5% in personnel expenses, due to the recording of expected gains on retirement and pension plans and on the Voluntary Termination Program (PDV) which dismissed, from April 1, 2007 to June 30, 2008, 592 employees, resulting in a 22.0% decrease in payroll.

EBITDA margin was 83.2%, totaling R$ 299,363 thousand in 2Q08 in comparison to 74.2% - R$ 236,324 thousand in 2Q07. It should be emphasized that the EBITDA margin is effected by the reclassification of regulatory charges, such as Fuel Consumption Account (CCC), Energy Development Account (CDE); Alternative Sources of Electric Energy (PROINFA) and Research and Development (P&D); from general and administrative expenses to deductions from operating revenue.

Financial results were an expense of R$ 70,550 thousand in 2Q08 in comparison to an income of R$ 8,771 thousand in 2Q07, due to the credit of interest on own capital and to the interest on liabilities arising from the loans.

Expenses with **income tax and social contribution** decreased 12.9% to R$ 58,739 thousand in 2Q08 in comparison to R$ 67,477 thousand in 2Q07. The effective income tax and social contribution rate was 31.4% in 2Q08 compared to 33.4% in 2Q07.

Due to the above mentioned factors, **net income** in 2Q08 totaled R$ 186,638 thousand, 38.6% higher when compared to the R$ 134,656 thousand in 2Q07.

As adjusted for the reverse stock split carried out on July 12, 2007, net income per share increased 27.9% in 2Q08, due to the above mentioned factors.

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	**2 - COMPANY NAME**	**3 - National Corporate Taxpayers' Registry (CNPJ)**
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

16.01 - Other information Considered Relevant by the Company

In compliance with the provisions of Corporate Governance, we present the Company's stock composition, as well as the stockholders who hold directly or indirectly more than 5% of each type and class of the Company's shares, up to individual holdings:

1. **Analysis of the Company's Stock Composition**

The Company's principal shareholders are:

						06.30.2008
	Common		**Preferred**		**Total**	
Shareholders	**Number**	**%**	**Number**	**%**	**Number**	**%**
Controlling shareholder ISA Capital do Brasil S.A.	55,924,465	89.40			55,924,465	37.46
Management Executive board Board of directors Supervisory board	100		1,300		1,400	
	100		1,300		1,400	
Total controlling shares	55,924,565	89.40	1,300		55,925,865	37.46
Outstanding shares Government of the State of São Paulo State Finance Secretariat			9,338,731	10.77	9,338,731	6.26
Federal Government Centrais Elétricas Brasileiras S. A - ELETROBRÁS	6,160,836	9.85	46,522,459	53.64	52,683,295	35.29
Other (i)	473,261	0.75	30,863,882	35.59	31,337,143	20.99
Total Outstanding Shares	6,634,097	10.60	86,725,072	100.00	93,359,169	62.54
Capital	62,558,662	100.00	86,726,372	100.00	149,285,034	100.00

(i) Includes shareholders who individually hold less than 5% of voting capital.

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

16.01 - Other information Considered Relevant by the Company

	Common		Preferred		06.30.2007 Total	
Shareholders	Number	%	Number	%	Number	%
Controlling shareholder						
ISA Capital do Brasil S.A	55,924,465,821	89.40			55,924,465,821	37.46
Management						
Executive board						
Board of directors	11		400,000		400,011	
Supervisory board						
	11		400,000		400,011	
Total controlling shares	55,924,465,832	89.40	400,000		55,924,865,832	37.46
Outstanding shares						
Government of the State of São Paulo						
State Finance Secretariat	198		9,338,731,250	10.77	9,338,731,448	6.26
Cia. do Metropolitano de S. Paulo - METRÔ			2,252,873,385	2.60	2,252,873,385	1.51
	198		11,591,604,635	13.37	11,591,604,833	7.77
Federal Government						
Centrais Elétr. Brasileiras S/A - ELETROBRÁS	6,160,836,510	9.85	46,522,459,775	53.64	52,683,296,285	35.29
BNDES Part. S.A - BNDESPAR			2,476,097,206	2.86	2,476,097,206	1.66
LIGHTPAR - Light Participações S.A			979,189,800	1.13	979,189,800	0.66
Federal Government			120,794		120,794	
	6,160,836,510	9.85	49,977,867,575	57.63	56,138,704,085	37.61
Other						
Grupo Hedging Griffo			5,026,089,709	5.80	5,026,089,709	3.36
UBS AG London Branch			3,179,500,000	3.67	3,179,500,000	2.13
L Parisotto Partic. Ltda.			1,648,582,992	1.90	1,648,582,992	1.10
Vally S.A			1,040,000,000	1.20	1,040,000,000	0.70
Inst. Geiprev Seg. Social	40,000,000	0.06			40,000,000	0.03
The Shell C. Pension Fund	23,675,000	0.04	15,546,000	0.01	39,221,000	0.03
Opportunity Special Fia	29,698,610	0.05			29,698,610	0.02
Bco Santander Internacional	27,820,000	0.04			27,820,000	0.02
Bank of New York - ADR	36,999,000	0.06	54,481,200	0.06	91,480,200	0.06
Other	315,167,653	0.50	14,192,300,082	16.36	14,507,467,735	9.71
Total Outstanding Shares	473,360,263	0.75	25,156,499,983	29.00	25,629,860,246	17.16
Capital	62,558,662,803	100.00	86,726,372,193	100.00	149,285,034,996	100.00

Unaudited

Corporate Legislation
June 30, 2008

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

16.01 - Other information Considered Relevant by the Company

2. **Stockholdings, by type and class, of all those who hold, directly or indirectly, more than 5% of each type and class of the Company's shares, up to individual holdings:**

06.30.2008

	Common		Preferred		Total	
Shareholder	Number	%	Number	%	Number	%
ISA Capital do Brasil S. A						
ISA Interconexión Elétrica S.A	828,267,196	100.00			828,267,196	100.00
Board of Directors	4				4	
	828,267,200	100.00			828,267,200	100.00
ELETROBRÁS - Centrais El. Bras. S.A						
Federal Union	488,656,241	53.99	35,191,002	15.68	523,847,243	46.38
BNDES Participações	133,757,950	14.78			133,757,950	11.84
Development Fund (FND)	45,621,589	5.04			45,621,589	4.04
Guarantee Fund for Public-Private Partnerships (FGP)	40,000,000	4.42			40,000,000	3.54
Other	196,987,747	21.77	189,283,973	84.32	386,271,720	34.20
	905,023,527	100.00	224,474,975	100.00	1,129,498,502	100.00
BNDES Participações						
BNDES Bco. Nacional Des. Social	1	100.00			1	100.00
National Development Fund (FND)						
Federal Union	1	100.00			1	100.00
BNDES						
Federal Union	6,273,711,452	100.00			6,273,711,452	100.00
ISA Interconexión Elétrica S.A						
Ministério de Hacienda Y Crédito Público	569,472,561	52.08			569,472,561	52.08
Empresa Pública de Medellin	109,350,775	10.00			109,350,775	10.00
Empresa Colombiana de Petróleos - ECOPETROL	58,925,480	5.39			58,925,480	5.39
In treasury	17,820,122	1.63			17,820,122	1.63
Other	337,912,558	30.90			337,912,558	30.90
	1,093,481,496	100.00			1,093,481,496	100.00
Empresa Pública de Medellin						
Município de Medellin	4,223,308	100.00			4,223,308	100.00
Other	4	0.00			4	0.00
	4,223,312	100.00			4,223,312	100.00
Empresa Colombiana de Petróleos - ECOPETROL						
Ministério da Hacienda Y Crédito Público	3,008,720	100.00			3,008,720	100.00
Other	8	0.00			8	0.00
	3,008,728	100.00			3,008,728	100.00

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	2 - COMPANY NAME	3 - National Corporate Taxpayers' Registry (CNPJ)
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

16.01 - Other information Considered Relevant by the Company

					06.30.2007	
	Common		Preferred		Total	
Shareholder	Number	%	Number	%	Number	%
ISA Capital do Brasil S.A.						
ISA Interconexión Elétrica S.A	828,267,196	100.00			828,267,196	100.00
Luiz Fernando Alarcón	1				1	
Guido Alberto Nule Amin	1				1	
Fernando Augusto Rojas	1				1	
Carlos A. Rodrigues Lopez	1				1	
	828,267,200	100.00			828,267,200	100.00
ISA Interconexión Elétrica S.A						
Ministério de Hacienda Y Crédito Público	569,472,561	55.87			569,472,561	55.87
Empresa Pública de Medellin	102,582,317	10.06			102,582,317	10.06
Empresa Colombiana de Petróleos - ECOPETROL	58,925,480	5.78			58,925,480	5.78
Fondo de Pensiones de Bogotá Oblig. Protécción	50,396,714	4.94			50,396,714	4.94
Other	237,890,091	23.35			237,890,091	23.35
	1,019,267,163	100.00			1,019,267,163	100.00
Empresa Pública de Medellin						
Município de Medelin	4,223,308	99.99			4,223,308	99.99
Other	4	0.01			4	0.01
	4,223,312	100.00			4,223,312	100.00
Empresa Colombiana de Petróleos - ECOPETROL						
Ministerio de Hacienda Y Credito Publico	3,008,720	99.99			3,008,720	99.99
Other	8	0.01			8	0.01
	3,008,728	100.00			3,008,728	100.00
Centrais Elétricas Brasileiras S.A - ELETROBRÁS						
União Federal	244,328,120,835	53.99	17,595,501,100	15.68	261,923,621,935	46.38
BNDES Part S.A. - BNDESPAR	66,878,975,753	14.78			66,878,975,753	11.84
National Development Fund (FND)	22,810,794,898	5.04			22,810,794,898	4.04
Guarantee Fund for Public - Private Partnerships (FGP)	20,000,000,000	4.42			20,000,000,000	3.54
Other	98,493,872,064	21.77	94,641,986,275	84.32	193,135,858,339	34.20
	452,511,763,550	100.00	112,237,487,375	100.00	564,749,250,925	100.00
BNDES Part S.A. - BNDESPAR						
BNDES	1	100.00			1	100.00
BNDES						
Federal Union	6,273,711,452	100.00			6,273,711,452	100.00

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	**2 - COMPANY NAME**	**3 - National Corporate Taxpayers' Registry (CNPJ)**
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

17.01 - Report on the Special Review - Without exceptions

Report of Independent Accountants
on the Limited Review

To the Board of Directors and Shareholders
CTEEP - Companhia de Transmissão de
Energia Elétrica Paulista

1   We have reviewed the accounting information included in the Quarterly Information (ITR) of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, for the quarter ended June 30, 2008, comprising the balance sheet, the statements of income, of cash flows and of added value, the performance report and the explanatory notes. This Quarterly Information is the responsibility of the Company's management.

2   Our review was carried out in accordance with specific standards established by the Institute of Independent Auditors of Brazil (IBRACON) in conjunction with the Federal Accounting Council (CFC) and mainly comprised: (a) inquiries of and discussions with management responsible for the accounting, financial and operating areas of the Company with regard to the main criteria adopted for the preparation of the Quarterly Information and (b) a review of the significant information and of the subsequent events which have, or could have, significant effects on the financial position and operations of the Company.

3   Based on our review, we are not aware of any material modifications that should be made to the accounting information included in the Quarterly Information referred to above in order that it be stated in accordance with the standards issued by the Brazilian Securities Commission (CVM) applicable to the preparation of Quarterly Information, including CVM Instruction 469/08.

4   As mentioned in Note 2, Law no. 11638 was enacted on December 28, 2007 and is effective as from January 1, 2008. This law amended, revoked and introduced new provisions to Law 6404/76 (Brazilian Corporation Law) and changed the accounting practices adopted in Brazil. Although this law is already effective, the main changes introduced by it depend on regulations to be issued by the regulatory agencies for them to be implemented by the companies. Accordingly, during this phase of transition, the CVM, through its Instruction

(A free translation of the original in Portuguese)
FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Unaudited

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	**2 - COMPANY NAME**	**3 - National Corporate Taxpayers' Registry (CNPJ)**
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

17.01 - Report on the Special Review - Without exceptions

469/08, did not require the implementation of all the provisions of Law 11638/07 in the preparation of the Quarterly Information. As a result, the accounting information included in the Quarterly Information for the quarter ended June 30, 2008 was prepared in accordance with specific CVM instructions and does not contemplate all the changes in accounting practices introduced by Law 11638/07.

5   As described in Note 29, in accordance with the decision of the 49th Labor Court of the State of São Paulo, as from September 2005, Fundação CESP started to process the complementary pension plan beneficiary's payroll ruled by Law no. 4819/58, with funds transferred by the Company, in the same manner as carried out until December 2003. In January 2006, the Attorney-General of the State of São Paulo started to understand that the responsibility of the State Government is restricted to the state legal limits determined for retirement benefit payments. From this date onwards, the State Government started to disallow a portion of the funds transferred to the Company. The Company's management, supported by its legal advisors, understands the responsibility for the payment of benefits related to this complementary pension plan is the full responsibility of the State Government; accordingly, it does not record in the Company's financial statements any liability referring to this plan.

São Paulo, August 7, 2008

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Sérgio Eduardo Zamora
Contador CRC 1SP168728/O-4

(A free translation of the original in Portuguese)

Unaudited

FEDERAL GOVERNMENT SERVICE
BRAZILIAN SECURITIES COMMISSION (CVM)
QUARTERLY INFORMATION (ITR)
COMMERCIAL, INDUSTRIAL AND OTHER COMPANIES

Corporate Legislation
June 30, 2008

01 - IDENTIFICATION		
1 - CVM CODE	**2 - COMPANY NAME**	**3 - National Corporate Taxpayers' Registry (CNPJ)**
01837-6	CTEEP - CIA. TRANSM. ENERGIA ELÉTR. PAULISTA	02.998.611/0001-04

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